     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                                 IDACORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                 IDAHO                                    6719                                 [APPLIED FOR]
    (State or Other Jurisdiction of           (Primary Standard Industrial                   (I.R.S. Employer
    Incorporation or Organization)             Classification Code Number)                Identification Number)

                         ------------------------------

                             1221 WEST IDAHO STREET
                            BOISE, IDAHO 83702-5627
                                 (208) 388-2200
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                         ------------------------------

       JOSEPH W. MARSHALL                   JAN B. PACKWOOD                    J. LAMONT KEEN
      Chairman of the Board                    President                Vice President and Treasurer
          IDACORP, Inc.                      IDACORP, Inc.                      IDACORP, Inc.
     1221 West Idaho Street             1221 West Idaho Street             1221 West Idaho Street
     Boise, Idaho 83702-5627            Boise, Idaho 83702-5627            Boise, Idaho 83702-5627
         (208) 388-2200                     (208) 388-2200                     (208) 388-2200

                  ROBERT W. STAHMAN, ESQ.                                       WILLIAM S. LAMB, ESQ.
               Vice President and Secretary                                   ELIZABETH W. POWERS, ESQ.
                       IDACORP, Inc.                                   LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                  1221 West Idaho Street                                        125 West 55th Street
                  Boise, Idaho 83702-5627                                     New York, New York 10019
                      (208) 388-2200                                               (212) 424-8000

         (Names, Addresses, Including Zip Codes, and Telephone Numbers,
                  Including Area Codes, of Agents for Service)
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: At the effective date of the share exchange, which shall occur as soon as practicable after this Registration Statement is declared effective and the satisfaction of all conditions precedent to the share exchange.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO          OFFERING PRICE        AGGREGATE           AMOUNT OF
       SECURITIES TO BE REGISTERED             BE REGISTERED           PER UNIT         OFFERING PRICE     REGISTRATION FEE
Common Stock,
 without par value........................  38,500,000 shares(1)      $35.875(2)      $1,381,187,500(2)      $139,635(3)

(1) The number of shares of IDACORP, Inc. common stock to be issued in exchange for Idaho Power Company common stock in the share exchange described herein cannot be precisely determined at the time this Registration Statement becomes effective because shares of Idaho Power Company common stock may be issued thereafter and until the effective time of the share exchange under the Idaho Power Company Dividend Reinvestment and Stock Purchase Plan and the Employee Savings Plan. This Registration Statement covers the number of shares of IDACORP, Inc. common stock which is estimated to be at least as large as the number of shares of Idaho Power Company common stock expected to be outstanding at the effective time of the share exchange.
(2) The registration fee was calculated in accordance with Rule 457(f)(1) based on the average of the high and low sale prices for shares of Idaho Power Company common stock on the consolidated transaction reporting system on March 10, 1998.
(3) Pursuant to Rule 457(b), the total fee required of $407,451 has been reduced by the $267,816 filing fee previously paid at the time of filing of preliminary proxy materials by Idaho Power Company on February 3, 1998.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              IDAHO POWER COMPANY
                             1221 West Idaho Street
                               Boise, Idaho 83702
                                  P.O. Box 70
                               Boise, Idaho 83707

                                                                  March 23, 1998

DEAR FELLOW SHAREHOLDER:

    It is our pleasure to invite you to attend the 1998 Annual Meeting of Shareholders to be held on May 6, 1998, at 2:00 P.M., local time, at the Boise Centre on the Grove, 850 West Front Street, Boise, Idaho. Your Board of Directors and management look forward to personally greeting those shareholders able to attend.

    Information about the nominees for election as members of the Board of Directors and the other business of the meeting is set forth in the Notice of Meeting and the Proxy Statement and Prospectus on the following pages. This year, you are asked to elect four Directors and to ratify the appointment of an independent auditor for the fiscal year ending December 31, 1998. In addition, there will be an important decision regarding the structure of our Company. You are being asked to consider and vote upon a proposal to form a holding company structure for Idaho Power Company.

    In the formation of a holding company, each outstanding share of Idaho Power Company ("Idaho Power") common stock would be exchanged for one share of IDACORP, Inc. ("IDACORP") common stock. As a result, the common shareholders of Idaho Power would become the shareholders of IDACORP.

    Your Board of Directors and management believe the formation of a holding company will offer the best means of positioning the Company to respond to the changing business environment in the electric utility industry. While the primary focus for IDACORP will be maintaining the strength of its core business--serving the electric needs of Idaho Power's customers, the formation of a holding company will provide greater flexibility to develop and operate new businesses in an increasingly competitive environment and to respond to new growth opportunities.

    If the holding company formation is approved and becomes effective, it will not be necessary for you to turn in your Idaho Power common stock certificates in exchange for IDACORP common stock certificates. The certificates for Idaho Power common stock you now hold will automatically represent shares of IDACORP common stock. New certificates bearing the name of IDACORP will be issued in the future as certificates for presently outstanding shares of Idaho Power common stock are presented for transfer.

    The utility industry is undergoing change, and Idaho Power continues to change to meet the challenges of a competitive future. Anticipating and responding to the competitive future is critical to our continued success.

    The Board of Directors and management believe that the formation of a holding company is in the best interest of the shareholders and unanimously recommend approval of the holding company proposal and urge you to vote for the proposal.

    YOUR VOTE IS IMPORTANT. YOU CAN BE SURE YOUR SHARES ARE REPRESENTED AT THE MEETING BY PROMPTLY RETURNING YOUR COMPLETED PROXY IN THE ENCLOSED ENVELOPE. You may revoke your proxy prior to or at the meeting and may vote in person if you wish.

                                   Sincerely,

             Joseph W. Marshall                               Jan B. Packwood
          CHAIRMAN OF THE BOARD AND                         PRESIDENT AND CHIEF
           CHIEF EXECUTIVE OFFICER                           OPERATING OFFICER

                              IDAHO POWER COMPANY
                             1221 WEST IDAHO STREET
                               BOISE, IDAHO 83702

                            ------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          MAY 6, 1998, AT BOISE, IDAHO

                            ------------------------

                                                                  March 23, 1998

TO THE SHAREHOLDERS OF

  IDAHO POWER COMPANY:

    The Annual Meeting of Shareholders of Idaho Power Company ("Idaho Power") will be held on May 6, 1998, at 2:00 P.M., local time, at the Boise Centre on the Grove, 850 West Front Street, Boise, Idaho 83702, for the following purposes:

    1.  to elect four Director nominees;

    2. to approve the formation of a holding company and an Agreement and Plan of Exchange, whereby IDACORP, Inc. ("IDACORP"), an Idaho corporation formed by Idaho Power, will become the parent company of Idaho Power (the "Holding Company Proposal");

    3. to ratify the selection of Deloitte & Touche LLP as independent auditor for the fiscal year ending December 31, 1998; and

    4. to transact such other business that may properly come before the meeting.

    All shareholders of record at the close of business on March 17, 1998 are entitled to notice of the meeting. Holders of Idaho Power common stock, 4% Preferred Stock, $100 par value, and 7.68% Series, Serial Preferred Stock, $100 par value, of record at the close of business on March 17, 1998, are entitled to vote at the meeting. Holders of Idaho Power 4% Preferred Stock, $100 par value, and 7.68% Series, Serial Preferred Stock, $100 par value, may be entitled to assert dissenters' rights of appraisal under Part 13 of the Idaho Business Corporation Act ("BCA") in connection with the Holding Company Proposal. The attached Proxy Statement and Prospectus contains a summary of the dissenters' rights provisions of the BCA (see "Proposal No. 2--HOLDING COMPANY PROPOSAL--Rights of Dissenting Shareholders") and a copy of Part 13 of the BCA (Exhibit D).

    All shareholders are cordially invited to attend the Annual Meeting in person. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE RETURN YOUR PROXY PROMPTLY. It is important that you mark, sign, date and return the accompanying proxy, regardless of the size of your holdings, as promptly as possible. A self-addressed postage prepaid envelope is enclosed for you to return the proxy card. Any shareholder returning a proxy card who attends the meeting may vote in person by revoking that proxy prior to or at the meeting.

                                          By Order of the Board of Directors

                                          Robert W. Stahman
                                          CORPORATE SECRETARY

                  TO SHAREHOLDERS WHO RECEIVE MULTIPLE PROXIES

    IF YOU OWN IDAHO POWER STOCK (COMMON OR PREFERRED) OTHER THAN THE SHARES SHOWN ON THE ENCLOSED PROXY, YOU WILL RECEIVE A PROXY IN A SEPARATE ENVELOPE FOR EACH SUCH HOLDING. PLEASE EXECUTE AND RETURN EACH PROXY RECEIVED.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                   SUBJECT TO COMPLETION DATED MARCH 16, 1998

                                PROXY STATEMENT
                                       OF
                              IDAHO POWER COMPANY
                               ------------------

                                   PROSPECTUS
                                       OF
                                 IDACORP, INC.
                                  COMMON STOCK
                               ------------------

This Proxy Statement and Prospectus contains both a Proxy Statement for the Annual Meeting of Shareholders of Idaho Power Company, an Idaho corporation ("Idaho Power" or the "Company"), to be held on May 6, 1998 (the "Annual Meeting") and a Prospectus of IDACORP, Inc., an Idaho corporation ("IDACORP"), relating to the issuance of up to 38,500,000 shares of common stock, without par value, of IDACORP ("IDACORP Common Stock"), upon the effectiveness of the proposed formation of a holding company for Idaho Power as described herein.

    Pursuant to an Agreement and Plan of Exchange (the "Exchange Agreement"), a copy of which is attached hereto as Exhibit A, Idaho Power proposes to reorganize itself into a holding company structure. Under the terms of the Exchange Agreement, each outstanding share of Idaho Power common stock, $2.50 par value ("Idaho Power Common Stock"), will be exchanged for one share of IDACORP Common Stock (the "Exchange"). As a result of the Exchange, Idaho Power will become a wholly-owned subsidiary of IDACORP, and all of the IDACORP Common Stock outstanding immediately after the effective date of the Exchange will be owned by the holders of the Idaho Power Common Stock outstanding immediately prior to the effective date of the Exchange. See "Proposal No. 2--HOLDING COMPANY PROPOSAL."

    All shareholders of record at the close of business on March 17, 1998 are entitled to notice of the meeting. Holders of Idaho Power Common Stock, 4% Preferred Stock, $100 par value, and 7.68% Series, Serial Preferred Stock, $100 par value, of record at the close of business on March 17, 1998, are entitled to vote at the meeting. Holders of Idaho Power 4% Preferred Stock, $100 par value, and 7.68% Series, Serial Preferred Stock, $100 par value, may be entitled to assert dissenters' rights of appraisal under Part 13 of the Idaho Business Corporation Act ("BCA") in connection with the Holding Company Proposal. This Proxy Statement and Prospectus contains a summary of the dissenters' rights provisions of the BCA (see Proposal No. 2--HOLDING COMPANY PROPOSAL--Rights of Dissenting Shareholders) and a copy of Part 13 of the BCA (Exhibit D).

    The principal executive offices of Idaho Power and of IDACORP are located at 1221 West Idaho Street, Boise, Idaho 83702, telephone (208) 388-2200.

    This Proxy Statement and Prospectus and the accompanying proxy, solicited on behalf of the Board of Directors of Idaho Power, and the 1997 Annual Report to Shareholders were first sent to shareholders of Idaho Power on or about March 23, 1998.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

       The date of this Proxy Statement and Prospectus is March 23, 1998.

                               TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ---
AVAILABLE INFORMATION...........................................................    1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................    1
SUMMARY.........................................................................    3
VOTING..........................................................................    8
PROPOSAL NO. 1--ELECTION OF DIRECTORS...........................................    9
  Nominees for Election.........................................................    9
  Continuing Directors..........................................................   10
  Meetings of the Board and Committees..........................................   13
  Transactions with Management..................................................   13
PROPOSAL NO. 2--HOLDING COMPANY PROPOSAL........................................   14
  General.......................................................................   14
  Idaho Power...................................................................   14
  Reasons for the Holding Company Proposal......................................   15
  Agreement and Plan of Exchange................................................   15
  Amendment or Termination of Exchange Agreement................................   16
  Effective Date of the Exchange................................................   16
  Exchange of Stock Certificates Not Required...................................   16
  Certain Considerations........................................................   16
  Regulatory Approvals..........................................................   17
  Regulation of IDACORP.........................................................   17
  Business of IDACORP...........................................................   18
  Treatment of Preferred Stock..................................................   18
  Rights of Dissenting Shareholders.............................................   19
  Dividend Policy...............................................................   20
  Listing of IDACORP Common Stock...............................................   20
  United States Federal Income Tax Consequences.................................   20
  IDACORP Capitalization........................................................   22
  Comparative Shareholders' Rights..............................................   24
  Rights Agreement..............................................................   26
  Certain Idaho Statutory Provisions............................................   26
  Directors and Management......................................................   27
  Dividend Reinvestment and Stock Purchase Plan.................................   28
  Common Stock Plans............................................................   28
  Market Price of Idaho Power Common Stock......................................   28
  Transfer Agent and Registrar..................................................   28
PROPOSAL NO. 3--RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR..............   28
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS..........................   29
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.........................   29
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS................................   29
  Report of Compensation Committee of the Board of Directors on Executive          29
    Compensation................................................................
  Summary Compensation Table....................................................   32
  Long-Term Incentive Plans--Awards in Last Fiscal Year.........................   33
  Director Compensation.........................................................   33
  Compensation Committee Interlocks and Insider Participation...................   33
  Employment Contracts..........................................................   33
  Performance Graph.............................................................   34
  Retirement Benefits...........................................................   35

                                                                                  PAGE
                                                                                  ---
  Pension Plan Table............................................................   35
EXPERTS.........................................................................   36
LEGAL OPINIONS..................................................................   36
OTHER BUSINESS..................................................................   36
1999 ANNUAL MEETING OF SHAREHOLDERS.............................................   36

EXHIBIT A - AGREEMENT AND PLAN OF EXCHANGE......................................  A-1
EXHIBIT B - RESTATED ARTICLES OF INCORPORATION OF IDACORP.......................  B-1
EXHIBIT C - AMENDED BYLAWS OF IDACORP...........................................  C-1
EXHIBIT D - PART 13 "DISSENTERS' RIGHTS" OF THE IDAHO BUSINESS
                CORPORATION ACT.................................................  D-1

    No person has been authorized to give any information or to make any representation not contained in this Proxy Statement and Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by either IDACORP or Idaho Power. This Proxy Statement and Prospectus does not constitute an offer to sell or a solicitation of an offer to buy shares of IDACORP Common Stock or the solicitation of a proxy to or from any person to or from whom it is unlawful to make such offer or solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement and Prospectus nor any distribution of the securities made under this Proxy Statement and Prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Idaho Power or IDACORP or in the information set forth herein since the date of this Proxy Statement and Prospectus.

                             AVAILABLE INFORMATION

    Idaho Power is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied, at prescribed rates, at the offices of the SEC specified below. Idaho Power Common Stock is listed on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange ("PSE"), and reports, proxy statements and other information concerning Idaho Power may be inspected at the offices of such exchanges.

    IDACORP has filed with the SEC a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), registering the shares of IDACORP Common Stock to be issued upon effectiveness of the Exchange. This Proxy Statement and Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such Registration Statement and the exhibits thereto may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The address of such site is at http://www.sec.gov.

    IDACORP will become subject to the same informational requirements as Idaho Power following the Exchange described in this Proxy Statement and Prospectus, and both IDACORP and Idaho Power will file reports and other information with the SEC in accordance with the Exchange Act. Upon completion of the Exchange, IDACORP Common Stock will be listed on the NYSE and PSE. At the time of such listing, Idaho Power Common Stock will be withdrawn from listing and registration under Section 12 of the Exchange Act.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    THIS PROXY STATEMENT AND PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS, OTHER THAN EXHIBITS THERETO, UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT AND PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO ROBERT W. STAHMAN, ESQ., IDAHO POWER COMPANY, 1221 WEST IDAHO STREET, BOISE, ID 83702, (208) 388-2676. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 29, 1998.

    The following document, which has heretofore been filed by Idaho Power with the SEC pursuant to the Exchange Act, is incorporated by reference in this Proxy Statement and Prospectus and shall be deemed to be a part hereof:

    Idaho Power's Annual Report on Form 10-K for the year ended December 31,
1997.

    All documents filed by Idaho Power with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and Prospectus and prior to the termination of the offering covered by this Proxy Statement and Prospectus shall be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the document enumerated above, being hereinafter referred to as "Incorporated Documents"; provided, however, in each year during which an offering is made by this Proxy Statement and Prospectus, all documents filed by Idaho Power pursuant to Section 13, 14 or 15 of the Exchange Act prior to the filing with the SEC of Idaho Power's Annual Report on Form 10-K covering such year shall not be Incorporated Documents or be incorporated by reference in this Proxy Statement and Prospectus or be a part hereof from and after such filing of such Annual Report on Form 10-K).

    Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.

                                    SUMMARY

    The following Summary highlights selected information on the matters to be voted on at the Annual Meeting. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in, attached to or incorporated by reference in this Proxy Statement and Prospectus and the Exhibits hereto.

    VOTING

    The outstanding voting securities of the Company as of the record date for the meeting are as follows: 166,407 shares of 4% Preferred Stock, $100 par value (the "4% Preferred Stock"), each share being entitled to twenty votes; 150,000 shares of 7.68% Series, Serial Preferred Stock, $100 par value (the "7.68% Series Preferred Stock"), each share being entitled to one vote (together with the 4% Preferred Stock, the "Idaho Power Voting Preferred Stock"); and 37,612,351 shares of Common Stock, $2.50 par value, each share being entitled to one vote (the outstanding voting securities together constituting "Idaho Power Voting Stock"). The aggregate voting power of Idaho Power Voting Stock is 41,090,491 votes.

    Only holders of record of shares of Idaho Power Voting Stock on March 17, 1998 (the "Record Date") will be entitled to vote at the Annual Meeting.

PROPOSAL NO. 1--ELECTION OF DIRECTORS

    Four persons have been nominated for election as directors of Idaho Power to serve a term of three years and until their respective successors shall have been elected and qualified. If the proposed formation of a holding company is adopted and becomes effective, each of the persons then serving as a director of Idaho Power will also be a director of IDACORP for the same term.
                            ------------------------

    Directors are elected by a plurality of the votes cast by shares entitled to vote at the meeting for the election of directors.

PROPOSAL NO. 2--HOLDING COMPANY PROPOSAL

1. WHAT IS IDAHO POWER'S HOLDING COMPANY PROPOSAL?

    Pursuant to the Exchange Agreement, a copy of which is attached as Exhibit A hereto, the Company will reorganize itself into a holding company structure. In the Exchange, each outstanding share of Idaho Power Common Stock will be exchanged for one share of IDACORP Common Stock. As a result of the Exchange, Idaho Power will become a wholly-owned subsidiary of IDACORP, and all of the IDACORP Common Stock outstanding immediately after the effective date of the Exchange will be owned by the holders of Idaho Power Common Stock outstanding immediately prior to the effective date of the Exchange.

    Subject to the rights of dissenting shareholders that may apply to certain series of the preferred stock and are summarized below, each outstanding share of each series of preferred stock of Idaho Power, which consists of the following: 4% Preferred Stock, $100 par value; 7.68% Series, Serial Preferred Stock, $100 par value; Flexible Auction Series A, Serial Preferred Stock, without par value; and 7.07% Series, Serial Preferred Stock, without par value (collectively, the "Idaho Power Preferred Stock"), will continue unchanged as an issued and outstanding share of Idaho Power Preferred Stock with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications as were applicable to such shares prior to the effective date of the Exchange.

    The outstanding first mortgage bonds of Idaho Power and all other contracts and agreements to which Idaho Power is a party and the terms thereof will not be altered as a result of the Exchange. Idaho Power's Restated Articles of Incorporation, as amended ("Idaho Power Articles"), will not be changed in any way as a result of the Exchange.

    On or as soon as practicable after the Exchange, Idaho Power will transfer to IDACORP the stock of one of its non-utility subsidiaries, Ida-West Energy Company ("Ida-West").

    CERTAIN CONSIDERATIONS

    Certain factors that should be considered in determining whether or not to vote to approve the Holding Company Proposal are discussed under "Proposal No. 2--HOLDING COMPANY PROPOSAL--Certain Considerations." (Please see pages 16-17.)

2. WHY DOES THE BOARD RECOMMEND FORMING A HOLDING COMPANY?

    The Board of Directors proposes to reorganize Idaho Power into a holding company structure to respond to the changing business environment in the electric utility industry. The move to a competitive electricity industry, together with technological advances in the energy business, has created new opportunities for energy companies like Idaho Power. A holding company structure will allow the Company to better define and separate Idaho Power's regulated and unregulated businesses and help protect the utility business and utility customers from the risks that may be involved in future non-utility ventures. The Board of Directors and management believe that formation of the holding company serves the best interests of the customers and shareholders of Idaho Power. (Please see pages 14-28.)

3. WHAT WOULD THE HOLDING COMPANY STRUCTURE LOOK LIKE?

    The following charts show Idaho Power's current structure and the proposed holding company structure:

                                    [CHART]

4. IN WHAT TYPES OF BUSINESSES WOULD IDACORP INVEST?

    Although specific investment opportunities have not been determined, the primary focus would be maintaining the strength of Idaho Power's core business--serving the electric needs of Idaho Power's customers. It is expected that participation in other opportunities would be related to the energy business. (Please see pages 15 and 18.)

5. WHO MUST APPROVE THE FORMATION OF THE HOLDING COMPANY?

    Approval of the proposed holding company is required from the Federal Energy Regulatory Commission ("FERC") and the state public utility commissions of Idaho, Nevada, Oregon and Wyoming.

Applications for approval have been filed with each commission, and orders have been received from the state public utility commissions of Idaho and Oregon. Most importantly, the holding company proposal requires a favorable vote from the Company's shareholders. (Please see pages 8-9 and 17.)

6. HOW WOULD MY OWNERSHIP OF IDAHO POWER STOCK BE AFFECTED BY THE NEW STRUCTURE?

    Owners of Idaho Power Common Stock automatically would become owners of IDACORP Common Stock on a share-for-share basis. It is expected that the IDACORP Common Stock would be traded on the NYSE and the PSE. (Please see page 20.)

    Idaho Power preferred stock would remain a security of Idaho Power. As discussed on pages 18-19, holders of certain series of Idaho Power preferred stock may be entitled to assert dissenters' rights in connection with the Exchange.

7. WOULD SHAREHOLDERS HAVE TO TURN IN THEIR CURRENT STOCK CERTIFICATES?

    No. Idaho Power Common Stock certificates automatically would represent the same number of shares of common stock of IDACORP. IT WOULD NOT BE NECESSARY FOR HOLDERS OF IDACORP COMMON STOCK TO EXCHANGE THEIR STOCK CERTIFICATES. (Please see page 16.)

8. HOW WOULD A HOLDING COMPANY STRUCTURE AFFECT COMMON AND PREFERRED STOCK DIVIDENDS?

    Common shareholders would receive dividends from IDACORP rather than from Idaho Power. When the restructuring takes effect, it is expected that dividends on IDACORP Common Stock will be no less than the dividends Idaho Power is then paying on its common stock and that IDACORP dividends will be paid on approximately the same dates in each year as Idaho Power dividends are paid now. Subsequently, dividends would depend on the financial performance of IDACORP's subsidiaries, principally Idaho Power, and on other factors. (Please see pages 16-17.)

    The preferred stock would continue to be a security of Idaho Power and the holders of preferred stock would continue to have priority as to Idaho Power dividends. (Please see page 18-19.)

9. WOULD THE DIVIDEND REINVESTMENT PLAN CONTINUE UNDER A HOLDING COMPANY STRUCTURE?

    Yes. All shares of Idaho Power Common Stock held under the Dividend Reinvestment and Stock Purchase Plan will be automatically exchanged for shares of IDACORP Common Stock. The Dividend Reinvestment and Stock Purchase Plan will be continued with IDACORP Common Stock after the Exchange. (Please see page 28.)

10. HOW WOULD FORMATION OF A HOLDING COMPANY AFFECT PERSONAL FEDERAL INCOME
  TAXES?

    There would be no federal income tax consequences to Idaho Power common shareholders when Idaho Power Common Stock is converted to IDACORP Common Stock. For capital gains purposes, the tax basis and holding period of IDACORP Common Stock would be the same as those for Idaho Power Common Stock. (Please see pages 20-22.)

11. WHAT WOULD THE NEW HOLDING COMPANY BE CALLED?

    The new holding company will be called IDACORP, Inc.

12. WHAT WOULD BE THE EFFECTIVE DATE OF THE HOLDING COMPANY FORMATION?

    The effective date would occur as soon as practicable after the receipt of approval by the shareholders of the Company and the receipt of all necessary regulatory approvals. Although the Company cannot predict when such approvals will be in place, the Company is hopeful that the effective date will occur in the second half of 1998. (Please see page 16.)

13. WHO WOULD MANAGE THE HOLDING COMPANY AFTER THE RESTRUCTURING?

    The Board of Directors and certain of the principal executive officers of Idaho Power will also serve as the Board of Directors and executive officers of IDACORP. (Please see page 27-28.)

14. ARE THERE RIGHTS OF DISSENTING SHAREHOLDERS?

    Holders of Idaho Power Common Stock, Flexible Auction Series A, Serial Preferred Stock, without par value, and 7.07% Series, Serial Preferred Stock, without par value, do not have dissenters' rights.

    Holders of shares of 4% Preferred Stock, $100 par value, and 7.68% Series, Serial Preferred Stock, $100 par value, who do not vote their shares in favor of the Holding Company Proposal and meet all the requisite statutory requirements contained in Sections 30-1-1301 through 30-1-1331 of the Idaho Business Corporation Act ("BCA"), the full text of which is reproduced as Exhibit D to this Proxy Statement and Prospectus, are entitled to demand in writing that the Company pay to such shareholder the fair value, plus accrued interest, of the shares of such stock held by such shareholder ("Dissenters' Rights"). Any shareholder entitled to Dissenters' Rights who wishes to make a demand for appraisal is urged to review carefully the provisions of Sections 30-1-1301 through 30-1-1331 of the BCA, particularly the provisions setting forth the procedural steps required to perfect the appraisal rights. Appraisal rights will be lost if such procedural requirements are not fully satisfied. (Please see page 19.)

    ANY SHAREHOLDER ENTITLED TO DISSENTERS' RIGHTS WHO DESIRES TO EXERCISE SUCH RIGHTS SHOULD CAREFULLY REVIEW THE BCA AND IS ADVISED TO CONSULT HIS LEGAL ADVISOR BEFORE EXERCISING OR ATTEMPTING TO EXERCISE SUCH RIGHTS.

15. WILL THERE BE CHANGES IN MY SHAREHOLDERS' RIGHTS?

    IDACORP's Restated Articles of Incorporation and Bylaws will contain a number of changes from those of Idaho Power. Some of these changes are due to the newly revised Idaho Business Corporation Act, enacted in July 1997. (Please see "Comparative Shareholders' Rights" at pages 24-26 under Proposal No. 2 within and Exhibits B and C hereto).
                            ------------------------

    The affirmative vote of a majority of (i) all the votes entitled to be cast by the Idaho Power Voting Stock, voting as a single class, and (ii) all the votes entitled to be cast by the Idaho Power Common Stock is required to approve the Holding Company Proposal.

PROPOSAL NO. 3--RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

    At the Annual Meeting, the shareholders will be asked to ratify the selection by the Board of Directors of Deloitte & Touche LLP as the firm of independent public accountants to audit the financial statements of the Company for the fiscal year 1998.
                            ------------------------

    The selection of auditor is ratified where the votes cast favoring ratification exceed those cast opposing ratification.

                                     VOTING

    Under the BCA, a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter. Assuming a quorum is present, the following votes are required for approval of each proposal at the Annual Meeting: (i) Proposal No. 1--directors are elected by the affirmative vote of a plurality of the votes cast by the shares entitled to vote in the election of directors; (ii) Proposal No. 2--the Holding Company Proposal is approved by the affirmative vote of (y) a majority of all the votes entitled to be cast by Idaho Power Voting Stock, voting as a single class and (z) a majority of all the votes entitled to be cast by Idaho Power Common Stock; and (iii) Proposal No. 3--the selection of auditor is ratified where the votes cast within the voting group favoring ratification exceed the votes cast opposing ratification.

    Voting of shares held by brokers or other nominees is regulated by the NYSE and other securities exchanges. In certain cases, referred to as "discretionary matters," brokers or other nominees may vote, and deliver proxies with respect to, such shares in their own discretion. In other cases, referred to as "nondiscretionary matters," brokers or other nominees may deliver proxies with respect to particular shares, but are not permitted to vote such shares without specific instructions from the beneficial owner of the shares. These unvoted shares are called "broker non-votes." The Holding Company Proposal is considered "non-discretionary," and brokers or other nominees who have received no instructions from their beneficial owners do not have the authority to vote on the proposal. With respect to the Holding Company Proposal, an abstention or broker non-vote will have the effect of a vote against the proposal.

    With respect to the election of directors, votes may be cast in favor or withheld; votes that are withheld will have no effect on the results.

    If no direction is given by a shareholder, proxies received will be voted FOR Proposal No. 1, election of management's nominees for Directors, FOR Proposal No. 2, approval of the Holding Company Proposal, and FOR Proposal No. 3, ratification of the selection of Deloitte & Touche LLP as independent auditor for the fiscal year 1998.

    The outstanding voting securities of the Company as of the record date for the meeting are as follows: 166,407 shares of 4% Preferred Stock, each share being entitled to twenty votes; 150,000 shares of 7.68% Series Preferred Stock, each share being entitled to one vote; and 37,612,351 shares of Idaho Power Common Stock, each share being entitled to one vote. The aggregate voting power of Idaho Power Voting Stock is 41,090,491 votes.

    It is the policy of the Company that all proxy cards and ballots for shareholder meetings that identify shareholders, including employees, are to be kept secret, and no such document shall be available for examination nor shall the identity and vote of any shareholder be disclosed to the Company or to any third party. Proxy cards shall be returned in envelopes addressed to the independent tabulator who receives, inspects and tabulates the proxies. Individual voted proxies and ballots are not seen by nor reported to the Company except (i) as necessary to meet applicable legal requirements, (ii) to allow the independent election inspectors to certify the results of the shareholder vote,
(iii) in the event of a matter of significance where there is a proxy solicitation in opposition to the Board of Directors, based upon an opposition proxy statement filed with the SEC, or (iv) to respond to shareholders who have written comments on their proxies.

    A proxy may be revoked at any time before it is voted at the meeting. Any shareholder who attends the meeting and wishes to vote in person may revoke his or her proxy by oral notice at that time. Otherwise, revocation of a proxy must be mailed to the Corporate Secretary of the Company at 1221 West Idaho Street, Boise, Idaho 83702-5627, and received prior to the meeting.

    The close of business on March 17, 1998 is the record date for determining shareholders entitled to notice of and to vote at the meeting.

    The cost of soliciting proxies will be paid by the Company. Besides soliciting by mail, the Company may request the return of proxies personally or by telephone, telegraph or facsimile without extra compensation. Additionally, solicitation of proxies from brokers, banks, nominees and institutional investors will be made by Beacon Hill Partners, Inc., at a cost to the Company of approximately $5,500 plus out-of-pocket expenses. The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their expenses in sending proxy materials to beneficial owners.

                     PROPOSAL NO. 1--ELECTION OF DIRECTORS

    The Idaho Power Articles provide that the Directors of the Company be elected for three-year terms with approximately one-third of the Board of Directors to be elected at each Annual Meeting of Shareholders. The four Directors standing for election at the 1998 Annual Meeting are identified below as nominees for election with terms expiring in the year 2001. All nominees are currently Directors of the Company.

    Unless otherwise instructed, proxies received will be voted in favor of the election of the Director nominees. While it is not expected that any of the nominees will be unable to qualify for or accept office, if for any reason one or more shall be unable to do so, the proxies will be voted for nominees selected by the Board of Directors.

NOMINEES FOR ELECTION--TERMS EXPIRE 2001

------------------------------------------------------------------------------------------
ROBERT D. BOLINDER Age 66                                             Director since 1980

                              President of Robert D. Bolinder Associates; Director of
    [PHOTO]                   Hannaford Bros. Co. Inc.; retired director and Executive
                              Vice President--Corporate Development and Planning of
                              Smith's Food & Drug Centers, Inc. (1988-1996).
------------------------------------------------------------------------------------------
JON H. MILLER Age 60                                                   Director since 1988

                              Private Investor; formerly President and Chief Operating
    [PHOTO]                   Officer (1978-1990) and a director (1977-1990) of Boise
                              Cascade Corporation; director of Specialty Paperboard
                              Corporation.
------------------------------------------------------------------------------------------
GENE C. ROSE Age 69                                                    Director since 1983

                              Formerly partner, now of counsel to the law firm of Yturri,
    [PHOTO]                   Rose, Burnham, Bentz & Helfrich.

------------------------------------------------------------------------------------------

PHIL SOULEN Age 68                                                     Director since 1971

                              President of Soulen Livestock Co.; President of Weiser Feed
    [PHOTO]                   & Storage, Inc.

CONTINUING DIRECTORS--TERMS EXPIRE 2000

------------------------------------------------------------------------------------------
PETER T. JOHNSON Age 65                                                Director since 1993

                              Private Investor; formerly Administrator of the Bonneville
    [PHOTO]                   Power Administration (1981-1986); director of Standard
                              Insurance Company.
------------------------------------------------------------------------------------------
JOSEPH W. MARSHALL Age 59                                            Director since 1989

                              Chairman of the Board and Chief Executive Officer of Idaho
    [PHOTO]                   Power Company (1989 to present).

------------------------------------------------------------------------------------------
PETER S. O'NEILL Age 61                                                 Director since
1995

                              President, O'Neill Enterprises Inc. (since 1990); director
    [PHOTO]                   of BMC West Corporation.
------------------------------------------------------------------------------------------
JAN B. PACKWOOD Age 54                                                Director since 1997

                              President and Chief Operating Officer of Idaho Power Company
    [PHOTO]                   (since 1997); formerly Executive Vice President (1996-1997)
                              and Vice President-Bulk Power (1989-1996) of Idaho Power
                              Company.

CONTINUING DIRECTORS--TERMS EXPIRE 1999

------------------------------------------------------------------------------------------
ROGER L. BREEZLEY Age 59                                              Director since 1993

                              Private Investor; formerly a director (1983-1995), Chairman
    [PHOTO]                   of the Board (1987-1994) and Chief Executive Officer
                              (1987-1993) of U.S. Bancorp.

------------------------------------------------------------------------------------------
JOHN B. CARLEY Age 64                                                  Director since 1990

                              Chairman of the Executive Committee of the Board of
    [PHOTO]                   Directors (1996) of Albertson's, Inc.; formerly President
                              (1984-1996) and Chief Operating Officer (1990-1996) of
                              Albertson's, Inc.; director of Boise Cascade Office Products
                              Co.
------------------------------------------------------------------------------------------
JACK K. LEMLEY Age 63                                                  Director since 1995

                              Director of Lemley & Associates, Inc. (since 1987) and
    [PHOTO]                   Chairman of the Board and Chief Executive Officer of
                              American Ecology Corp.
------------------------------------------------------------------------------------------
EVELYN LOVELESS Age 64                                                Director since 1987

                              Chief Executive Officer (since 1992) and a director of
    [PHOTO]                   Global, Inc.; director of Key Bank of Idaho (since 1993);
                              formerly President of Global, Inc. (1989-1992).

                      MEETINGS OF THE BOARD AND COMMITTEES

    The Board of Directors held six meetings during 1997. All incumbent Directors attended all of the meetings of the Board of Directors and all committees of which they were members. Board committees, their membership during 1997 and a brief statement of their principal responsibilities are presented below.

EXECUTIVE COMMITTEE

    The Executive Committee, pursuant to the Company's Bylaws, can exercise the authority of the full Board of Directors which may be lawfully delegated between meetings of the full Board in the management of the business affairs of the Company. It also acts as a nominating committee to review and make recommendations to the Board of Directors for Director candidates to fill Board vacancies and to select nominees for membership on Board committees. In addition, it considers shareholder nominees for the Board of Directors for whom written resumes are received prior to December 10 for the next year's annual meeting. Members of the Committee are Robert D. Bolinder (chairman), John B. Carley, Joseph W. Marshall, Jon H. Miller and Gene C. Rose. During 1997, the Executive Committee met one time.

AUDIT COMMITTEE

    The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of internal controls which management and the Board have established, the audit process and services provided by the independent auditors, the plans and activities of the Internal Audit Department and the conducting of business under the Business Conduct Guide. Members of the Committee are Gene C. Rose (chairman), Robert D. Bolinder, Peter T. Johnson and Jack K. Lemley. During 1997, the Audit Committee met six times.

COMPENSATION COMMITTEE

    The primary function of the Compensation Committee is to assist the Board of Directors in discharging its duties and responsibilities regarding management of the Company's total compensation philosophy, total compensation programs for executives, senior managers and employees, and all other compensation-related matters which properly come before the Board of Directors. Members of the Committee are John B. Carley (chairman), Peter T. Johnson, Evelyn Loveless and Peter S. O'Neill. During 1997, the Compensation Committee met three times.

FINANCE COMMITTEE

    The Finance Committee has authority to authorize and approve the issuance and sale or contract for the sale of debt securities and/or the call for redemption of debt securities of the Company. Members of the Committee are Joseph W. Marshall (chairman), Robert D. Bolinder, John B. Carley and Jon H. Miller. During 1997, the Finance Committee did not meet.

INVESTMENT COMMITTEE

    The primary function of the Investment Committee is to assist the Board of Directors in fulfilling its oversight responsibilities to participants and beneficiaries under the Retirement Plan and to the Company's shareholders by reviewing plan design, formulating investment philosophies and establishing investment policies, establishing performance measurement objectives and benchmarks, monitoring the performance of investment managers, trustees, independent consultants and consulting actuaries to the plan, reviewing sufficiency of plan assets to cover liabilities and reviewing compliance with all applicable laws and regulations pertaining to the plan. Members of the Committee are Jon H. Miller (chairman), Roger L. Breezley, Phil Soulen and Jan
B. Packwood. During 1997, the Investment Committee met three times.

                          TRANSACTIONS WITH MANAGEMENT

    See "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS--Compensation Committee Interlocks and Insider Participation" for additional information regarding Mr. O'Neill.

                    PROPOSAL NO. 2--HOLDING COMPANY PROPOSAL

GENERAL

    The Board of Directors and management of Idaho Power consider it to be in the best interests of Idaho Power, its shareholders and customers to change the corporate organization of Idaho Power into a holding company structure. This will result in Idaho Power becoming a wholly-owned subsidiary of IDACORP, with the present holders of Idaho Power Common Stock becoming the holders of the IDACORP Common Stock.

    Idaho Power has formed IDACORP, a newly-incorporated subsidiary of Idaho Power, to effect the organization into a holding company structure. Idaho Power and IDACORP have approved the Exchange Agreement under which, subject to shareholder approval as required by the BCA and other conditions as set forth therein, the Exchange will be effected, and Idaho Power will become a subsidiary of IDACORP. In the Exchange, each share of Idaho Power Common Stock will be converted into one share of IDACORP Common Stock. A copy of the Exchange Agreement is attached to this Proxy Statement and Prospectus as Exhibit A and incorporated herein by reference. It is not expected that the Exchange will affect the position of the present common shareholders of Idaho Power for United States federal income tax purposes. See "--HOLDING COMPANY PROPOSAL--United States Federal Income Tax Consequences". The Holding Company Proposal is also subject to various approvals by regulatory authorities. See "--HOLDING COMPANY PROPOSAL--Regulatory Approvals."

    Except for the exercise of Dissenters' Rights as described below, the other securities of Idaho Power, including its first mortgage bonds and each series of Idaho Power Preferred Stock, will not be changed by the Exchange, and each will continue to be outstanding securities of Idaho Power. See "--HOLDING COMPANY PROPOSAL--Treatment of Preferred Stock and--Rights of Dissenting Shareholders."

    In conjunction with the formation of a holding company, one of the non-utility subsidiaries of Idaho Power, Ida-West, will become a subsidiary of IDACORP, on, or as soon as practicable after, the effective date of the Exchange. IDACORP may form or acquire other unregulated subsidiaries in the future. Ida-West and any future non-utility subsidiaries of IDACORP are hereinafter referred to as the "IDACORP Subsidiaries."

IDAHO POWER

    Idaho Power is an electric public utility incorporated under the laws of the State of Idaho in 1989 as successor to a Maine corporation organized in 1915. The principal executive offices of Idaho Power are located at 1221 West Idaho Street, Boise, Idaho 83702-5627. Its telephone number, including area code, is
(208) 388-2200.

    The Company is engaged in the generation, purchase, transmission, distribution and sale of electric energy in an approximate 20,000 square-mile area in southern Idaho, eastern Oregon and northern Nevada, with an estimated population of 754,000 people. Idaho Power holds franchises in approximately 70 cities in Idaho and 10 cities in Oregon, and holds certificates from the respective public utility regulatory authorities to serve all or a portion of 28 counties in Idaho, 3 counties in Oregon and 1 county in Nevada.

    Idaho Power operates 17 hydro power plants and shares ownership in three coal-fired generating plants. Idaho Power relies heavily on hydroelectric power for its generating needs and is one of the nation's few investor-owned utilities with a predominantly hydro base. It participated in the development of thermal generation in the neighboring states of Wyoming, Oregon and Nevada using low-sulfur coal from Wyoming and Utah.

REASONS FOR THE HOLDING COMPANY PROPOSAL

    The principal reason for the formation of a holding company is to respond to the changing business environment in the electric utility industry in a manner that serves the best interests of the shareholders and customers of Idaho Power. The formation of IDACORP as the parent company over Idaho Power will allow Idaho Power to continue to operate its regulated utility business efficiently, while providing for the separation of certain non-regulated businesses of Idaho Power from the regulated utility business. The holding company structure will make it easier for IDACORP to enter into new businesses within the energy industry as well as continue its diversification into other businesses.

    Competition is increasing in the electric utility industry due to a variety of developments including the changes enacted by the Energy Policy Act of 1992, new regulatory policies issued by the FERC and state regulatory initiatives. As part of its ongoing strategic planning process, Idaho Power has determined that the increasingly competitive energy market requires a restructuring of the Company.

    The changes presently underway in the electric utility industry are dramatically changing the nature of the regulated utility business. For example, the FERC has issued an order requiring all utility companies to provide access to their transmission lines for the wheeling of power over their system. This "open access" policy has led to the creation of power marketing companies that sell power at market-based rates and buy and sell electric energy in the wholesale power market. Many utility holding companies have formed non-regulated power marketing subsidiaries to market electric power to other utility companies and to industrial users. IDACORP may wish to form such a power marketing subsidiary. The Company has a marketing business unit, formed in 1997, that is participating in the wholesale electricity markets and in natural gas trading.

    Idaho Power also believes that the holding company structure will facilitate the development of future unregulated businesses. As an unregulated company, IDACORP will be able to enter into new businesses without obtaining the prior approval of state regulatory commissions. The holding company structure will also permit the use of financing techniques by the unregulated businesses that are better suited to the particular requirements, characteristics and risks of non-regulated businesses. Because IDACORP will not be a regulated utility, securities issued by it and by its unregulated subsidiaries will not be subject to the jurisdiction of state utility regulators or the FERC.

    Following the formation of IDACORP, Idaho Power will continue to operate as a public utility subject to the jurisdiction of the FERC, the Idaho Public Utilities Commission ("IPUC"), the Oregon Public Utilities Commission ("OPUC"), the Public Service Commission of Nevada and the Public Service Commission of Wyoming.

AGREEMENT AND PLAN OF EXCHANGE

    The Exchange Agreement in the form attached hereto as Exhibit A has been unanimously approved by the Boards of Directors of Idaho Power and IDACORP and has been executed by authorized officers of each company. In the Exchange, each outstanding share of Idaho Power Common Stock will be exchanged for one share of IDACORP Common Stock. As a result of the Exchange, Idaho Power will become a wholly-owned subsidiary of IDACORP, and all of the IDACORP Common Stock outstanding immediately after the effective date of the Exchange will be owned by the holders of Idaho Power Common Stock outstanding immediately prior to the effective date of the Exchange.

    Subject to any applicable Dissenters' Rights, each outstanding share of each series of Idaho Power Preferred Stock will continue unchanged as an issued and outstanding share of Idaho Power Preferred Stock with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications as were applicable to such shares prior to the effective date of the Exchange. See "--Rights of Dissenting Shareholders" below.

    The outstanding first mortgage bonds of Idaho Power and all other contracts and agreements to which Idaho Power is a party and the terms thereof will not be altered as a result of the Exchange. The Idaho Power Articles will not be changed in any way as a result of the Exchange.

AMENDMENT OR TERMINATION OF EXCHANGE AGREEMENT

    By the mutual consent of their respective Boards of Directors, Idaho Power and IDACORP may amend, modify, supplement or waive compliance with any provision or condition in the Exchange Agreement in such manner as may be agreed upon by them at any time before or after approval of the Holding Company Proposal by the shareholders of Idaho Power; provided, however, that no amendment, modification or supplement shall be made which would, in the judgment of the Board of Directors of Idaho Power, materially and adversely affect the shareholders of Idaho Power.

    The Exchange Agreement may be terminated, at any time before or after its approval by the shareholders of Idaho Power, by action of the Board of Directors of Idaho Power if it determines, in its sole discretion, that consummation of the Exchange would be inadvisable or not in the best interests of Idaho Power or its shareholders. In making such determination, the Board of Directors of Idaho Power would consider, among other things, the nature of FERC approval under the Federal Power Act or the nature of any state regulatory approval requirements. Idaho Power is unable to predict under what other circumstances the Exchange might be terminated and abandoned.

EFFECTIVE DATE OF THE EXCHANGE

    It is expected that the effective date of the Exchange will occur as soon as practicable after the required approval by shareholders of Idaho Power and the receipt of necessary regulatory approvals under applicable law. Idaho Power cannot predict when such approvals will be received. See "--Regulatory Approvals" below. Idaho Power is hopeful that the Exchange will occur in the second half of 1998.

EXCHANGE OF STOCK CERTIFICATES NOT REQUIRED

    If the Exchange takes place, it will not be necessary for holders of Idaho Power Common Stock to physically exchange their existing stock certificates for stock certificates of IDACORP. The holders of Idaho Power Common Stock will become the owners of shares of IDACORP Common Stock on a share-for-share basis, and the present stock certificates of Idaho Power will automatically represent shares of IDACORP Common Stock. After the Exchange, as presently outstanding certificates of Idaho Power Common Stock are presented for transfer, new certificates bearing the IDACORP name will be issued.

CERTAIN CONSIDERATIONS

    The Board of Directors of Idaho Power believes that the formation of a holding company is in the best interests of the shareholders of Idaho Power. Nevertheless, the future performance of IDACORP Common Stock cannot be guaranteed.

    For a period of time following the Exchange, the funds required by IDACORP to enable it to pay dividends on shares of IDACORP Common Stock are expected to be derived predominantly from the dividends paid to IDACORP by Idaho Power. Accordingly, the ability of IDACORP to pay dividends to its shareholders, as a practical matter, will be governed by the ability of Idaho Power to pay dividends on its common stock held by IDACORP. The ability of Idaho Power to pay dividends on its common stock will continue to be subject to the preferential dividend rights of the holders of the Idaho Power Preferred Stock. In addition, although it has no present intention to do so, it is expected that Idaho Power may need to issue additional preferred stock in the future to meet its capital requirements. Such additional preferred stock will also have preferential dividend rights. The Board of Directors of IDACORP has no current intention to change the current dividend policy of Idaho Power.

    The IDACORP Subsidiaries may encounter competitive and other factors not previously experienced by Idaho Power and may have different, and perhaps greater, investment risks than those involved in the regulated utility business of Idaho Power. There can be no assurance that such businesses will be successful or, if unsuccessful, that they will not have a direct or indirect adverse effect on IDACORP. Any losses incurred by such businesses may not be recoverable in the utility rates of Idaho Power.

    The business activities of the IDACORP Subsidiaries, and the assets employed in connection therewith, will not be available to the holders of the Idaho Power Preferred Stock as a source of cash for the payment of dividends or other amounts. The Idaho Power Preferred Stock will continue to have priority over the shares of Idaho Power Common Stock as to the payment of dividends and upon any liquidation, and will be on a parity with any additional preferred stock that may be issued by Idaho Power.

    IDACORP will obtain funds to invest in the IDACORP Subsidiaries from dividends IDACORP receives on its Idaho Power Common Stock, borrowings or the issuance of additional securities by IDACORP and any dividends it may in the future receive from any earnings of the IDACORP Subsidiaries, although there can be no assurance that the IDACORP Subsidiaries will have any earnings, or pay any dividends to IDACORP, in the foreseeable future.

REGULATORY APPROVALS

    As a utility, Idaho Power is under the regulatory jurisdiction (as to rates, service, accounting and other general matters of utility operation) of the FERC, the IPUC, the OPUC and the Public Service Commission of Nevada. The Company is also under the regulatory jurisdiction of the IPUC, OPUC and the Public Service Commission of Wyoming as to the issuance of securities. The Company is subject to the provisions of the Federal Power Act as a "licensee" and "public utility" as therein defined. The Company's retail rates are established under the jurisdiction of the state regulatory agencies and its wholesale and transmission rates are regulated by the FERC. The formation of a holding company will not change the applicability of such regulatory jurisdictions to Idaho Power.

    Receipt of orders from the FERC under the Federal Power Act and state regulatory approvals, in forms satisfactory to Idaho Power, are conditions precedent to consummation of the Exchange. The Company has received orders from the state public utility commissions of Idaho and Oregon.

    IDACORP believes that, after the formation of the holding company, it will be entitled to an exemption from all provisions of the Public Utility Holding Company Act of 1935 (the "Holding Company Act"), except Section 9(a)(2). Section 9(a)(2) requires prior approval of the SEC for certain utility acquisitions. The exemption will take effect upon completion of the Exchange and the related restructuring and the filing with the SEC of an appropriate exemption statement pursuant to the provisions of the Holding Company Act. The exemption from the provisions of the Holding Company Act may be revoked on a finding by the SEC that such exemption may be detrimental to the public interest or the interest of investors or consumers.

REGULATION OF IDACORP

    Upon consummation of the Exchange, IDACORP, as the owner of all the outstanding Idaho Power Common Stock, will thereby become a "holding company" under the Holding Company Act. As described above, however, it is anticipated that IDACORP will claim an exemption under the Holding Company Act and, as such, will be an exempt holding company. It will be necessary to file an annual exemption statement each year thereafter. The basis of this exemption is that both IDACORP and Idaho Power, as IDACORP's only public utility subsidiary, are incorporated in the same state (i.e., Idaho), and Idaho Power is predominantly intrastate in character and carries on its business substantially in the state of incorporation. The exemption is available only so long as the utility business of Idaho Power, and of any other public utility subsidiary from which IDACORP derives a material portion of its income, remain predominantly within Idaho. Consequently, there are limitations on the extent to which IDACORP could expand the utility business of Idaho Power or any other material utility subsidiary outside of Idaho. In addition, prior approval of the SEC under the Holding Company Act would be required if IDACORP were to acquire, directly or indirectly, 5% or more of the voting securities of any other electric or gas utility company.

    Under the Holding Company Act and current policies of the SEC, there are limitations on the extent to which exempt holding companies may diversify into businesses not functionally related to the electric and gas utility businesses. It is not anticipated that these limitations will have any significant impact on IDACORP in the foreseeable future.

    The Company does not anticipate that IDACORP will be deemed to be a public utility under the state public utility codes of Idaho, Oregon, Nevada or Wyoming. However, the public utility commissions in these jurisdictions may impose restrictions on IDACORP's relationship with Idaho Power that are designed to protect utility customers.

BUSINESS OF IDACORP

    Upon completion of the Exchange, IDACORP will be a holding company owning all of the outstanding shares of Idaho Power Common Stock and may engage, directly or through subsidiaries, in other businesses. For the foreseeable future, the primary focus for IDACORP will be maintaining the strength of its core business--serving Idaho Power's electric customers.

    IDACORP will also own all of the outstanding securities of Ida-West. Ida-West was formed in 1989 as an independent power producer and currently holds investments in thirteen operating hydroelectric plants with a total generating capacity of approximately 72 megawatts (MW). A subsidiary of Ida-West operates and maintains ten of these plants. Ida-West owns a 50% interest in five hydroelectric projects in Idaho with a total generating capacity of 33.4 MW.

    In January 1996, Ida-West made an investment by acquiring all of the outstanding bonds that were issued to finance three hydroelectric plants known collectively as the Friant Power Project. This project is located at the U.S. Bureau of Reclamation's Friant Dam on the headwaters of the San Joaquin River in Madera and Fresno Counties, California. It has an aggregate generating capacity of 27.4 MW. The project is owned and operated by Friant Power Authority, a quasi-governmental entity consisting of six irrigation districts, a water district and a municipal utility district.

    In November 1996, Ida-West purchased an interest in five hydroelectric projects located in Shasta County, California, with a total generating capacity of 11.2 MW. Ida-West acquired the projects through a limited liability company in which it holds a 50 percent interest.

    In addition, Ida-West has a 50% interest in the Hermiston Power Project, a 460 MW gas-fired cogeneration project to be located near Hermiston, Oregon. Ida-West has been responsible for managing all permitting and development activities relating to the project since its inception in 1993, and has obtained all permits necessary for construction and operation of the project. The partnership is exploring various alternatives for marketing the project's output.

    At December 31, 1997, the Company had invested $20 million in Ida-West.

TREATMENT OF PREFERRED STOCK

    Except for the exercise of Dissenters' Rights as described below, the Exchange will not result in any change in any of the outstanding Idaho Power Preferred Stock, which will remain outstanding securities of Idaho Power and will not be converted into or otherwise become a security of IDACORP.

    Idaho Power Preferred Stock will continue to rank senior to Idaho Power Common Stock (all of which, after the Exchange, will be held by IDACORP) as to dividends and as to distribution of assets of Idaho Power in the event of any liquidation of Idaho Power.

    Although the formation of a holding company is not expected to adversely affect the Idaho Power Preferred Stock outstanding, any growth of assets and earnings of IDACORP other than such growth of assets and earnings attributable to Idaho Power will be of no direct benefit to the holders of such stock. However, the utility operations of Idaho Power presently constitute, and are expected to continue to constitute for the foreseeable future, the predominant part of Idaho Power's consolidated assets and earnings. Accordingly, although Idaho Power is unable to predict the ultimate outcome of regulatory and other industry changes, it is believed that this transaction will not materially affect the holders of Idaho Power Preferred Stock or the investment ratings of such stock.

RIGHTS OF DISSENTING SHAREHOLDERS

    The BCA provides Dissenters' Rights for the holders of shares of Idaho Power Voting Preferred Stock who do not vote their shares in favor of the Holding Company Proposal and who meet all of the requisite statutory requirements contained in Sections 30-1-1321 and 30-1-1323 of the BCA. Under the BCA, any holder of Idaho Power Voting Preferred Stock who wishes to assert Dissenters' Rights must: (a) deliver to Idaho Power before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (b) not vote his shares of Idaho Power Voting Preferred Stock in favor of the Holding Company Proposal. If the Holding Company Proposal is approved at the Annual Meeting,
Idaho Power is required to provide a written dissenters' notice in accordance with the BCA to all holders of Idaho Power Voting Preferred Stock who satisfied the above requirements. Holders of Idaho Power Voting Preferred Stock who are sent a dissenters' notice as described above must demand payment, certify whether they acquired beneficial ownership of the shares before the date set forth in the dissenters' notice and, with respect to any certificated shares, deposit such certificates in accordance with the terms of the notice. At the effective time of the Exchange, Idaho Power will pay to such shareholders the amount that Idaho Power estimates to be the "fair value" of such shares of Idaho Power Voting Preferred Stock, plus accrued interest.

    A shareholder who does not satisfy each of the aforementioned requirements is not entitled to payment for such shareholder's shares of Idaho Power Voting Preferred Stock under the dissenters' rights provisions of the BCA and will remain a shareholder of Idaho Power. Idaho Power may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action. To the extent Idaho Power elects to withhold payment as set forth in the preceding sentence, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand.

    A dissenter may notify Idaho Power in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment made, or reject Idaho Power's offer under Section 30-1-1327 of the BCA (relating to after-acquired shares) and demand payment of the fair value of his shares and interest due if (i) the dissenter believes that the amount paid, or offered under Section 30-1-1327, is less than the fair value of his shares or that the interest due is incorrectly calculated; (ii) Idaho Power fails to make payment within 60 days after the date set for demanding payment; or (iii) Idaho Power, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenter waives his right to demand payment under this section unless he notifies Idaho Power of his demand in writing within 30 days after Idaho Power made or offered payment for his shares.

    Holders of Idaho Power Common Stock, Flexible Auction Series A, Serial Preferred Stock, without par value, and 7.07% Series, Serial Preferred Stock, without par value, do not have Dissenters' Rights.

    The above summary of the procedures relating to the exercise of Dissenters' Rights does not purport to be a complete statement of, and is qualified in its entirety by reference to, the provisions of Sections 30-1-1301 through 30-1-1331 of the BCA, a copy of which is attached as Exhibit D hereto and to any amendments to such sections as may be adopted after the date of this Proxy Statement and Prospectus.

DIVIDEND POLICY

    While future dividends on IDACORP Common Stock will depend primarily upon the earnings, financial condition and capital requirements of its subsidiaries, principally Idaho Power, it is contemplated that IDACORP initially will make dividend payments on IDACORP Common Stock at the rate currently applicable to Idaho Power Common Stock. In addition, it is expected that such dividends of IDACORP will be declared and paid on approximately the same schedule of dates as that now followed by Idaho Power with respect to Idaho Power Common Stock dividends. The most recent dividend declared by the Board of Directors of Idaho Power was $0.465 per share of Idaho Power Common Stock and was paid on February 20, 1998.

    Subject to the availability of earnings and the needs of its electric utility business, Idaho Power intends to make regular cash payments to IDACORP in the form of dividends on Idaho Power Common Stock in amounts which, to the extent not otherwise provided by IDACORP's other subsidiaries, would be sufficient for IDACORP to pay cash dividends on IDACORP Common Stock as referred to above, for operating expenses of IDACORP and for such other purposes as the Board of Directors of IDACORP may determine. Idaho Power is not a party to any agreement or subject to any laws or regulations which materially restrict the payment of dividends by it to IDACORP.

    Payment of dividends on the Idaho Power Preferred Stock is anticipated to continue at the specified rates without interruption or change; provided, however, that the payment of these dividends also is dependent upon, among other things, the earnings and financial condition of Idaho Power, agreements to which Idaho Power is or may become a party and upon requirements of Idaho law.

    The declaration and payment of future dividends will be at the discretion of each Board of Directors; there can be no assurances that payment of dividends will remain at current levels.

LISTING OF IDACORP COMMON STOCK

    IDACORP will apply to list the IDACORP Common Stock on the NYSE and the PSE. It is expected that such listing will become effective on the effective date of the Exchange, subject to the rules of such exchanges. After the effective date of the Exchange, Idaho Power Common Stock will be delisted from trading on these stock exchanges.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following general discussion summarizes the material federal income tax consequences of the Exchange and the exercise of Dissenters' Rights and is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Department regulations thereunder, judicial authority and current administrative rulings and practice, all as in effect as of the date hereof. Future legislation, regulations, administrative rulings or court decisions could significantly change such authorities either prospectively or retroactively. The following discussion does not address the consequences of the Exchange or the exercise of Dissenters' Rights under state, local or foreign law nor does the discussion address all aspects of federal income taxation that may be important to a shareholder in light of such shareholder's particular circumstances or to shareholders subject to special rules including, without limitation, foreign corporations or shareholders who are not citizens or residents of the United States, financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who acquired Idaho Power Common Stock pursuant to the exercise of an employee option (or otherwise as compensation). This discussion assumes that the shareholders hold their Idaho Power Common Stock and Idaho Power Preferred Stock as capital assets within the meaning of Section 1221 of the Code.

    No ruling from the Internal Revenue Service (the "IRS") concerning the federal income tax consequences of the Exchange or the exercise of Dissenters' Rights will be requested. It is a condition to the Exchange that Idaho Power receive an opinion from LeBoeuf, Lamb, Greene & MacRae, L.L.P., to the effect that the Exchange qualifies, for federal income tax purposes, as a tax-free transaction described under Section 351(a) of the Code. The opinion will be based upon (i) certain assumptions set forth therein and (ii) representations by the managements of Idaho Power and IDACORP. The opinion referred to above neither binds nor precludes the IRS from adopting a contrary position and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated.

    THE FOLLOWING IS A SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE AND THE EXERCISE OF DISSENTERS' RIGHTS, WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SHAREHOLDER. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE EXCHANGE OR THE EXERCISE OF DISSENTERS' RIGHTS. THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE EXCHANGE AND THE EXERCISE OF DISSENTERS' RIGHTS. ACCORDINGLY, EACH SHAREHOLDER IS STRONGLY URGED TO CONSULT WITH SUCH SHAREHOLDER'S TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE EXCHANGE AND THE EXERCISE OF DISSENTERS' RIGHTS TO SUCH SHAREHOLDER.

    The Exchange will be treated as a transfer of all of the outstanding Idaho Power Common Stock by the Idaho Power shareholders to IDACORP solely in exchange for all of the outstanding IDACORP Common Stock, in a tax-free exchange described under Section 351 of the Code.

    TAX IMPLICATIONS TO THE HOLDERS

    No gain or loss will be recognized for federal income tax purposes by holders of Idaho Power Common Stock who exchange their Idaho Power Common Stock for IDACORP Common Stock pursuant to the Exchange. The aggregate tax basis of the IDACORP Common Stock received as a result of the Exchange will be the same as the shareholder's aggregate tax basis in the Idaho Power Common Stock surrendered in the Exchange. The holding period of the IDACORP Common Stock received will include the holding period of the Idaho Power Common Stock surrendered therefor.

    Idaho Power Preferred Stock will remain outstanding as preferred stock of Idaho Power and no gain or loss will be recognized for federal income tax purposes by holders of Idaho Power Preferred Stock as a result of the Exchange. Holders of Idaho Power Preferred Stock who exercise Dissenters' Rights will recognize capital gain or loss equal to the difference between the cash received upon the exercise of Dissenters' Rights and the holder's tax basis in the Idaho Power Preferred Stock if the payment (i) results in a "complete termination" of the shareholder's stock interest in Idaho Power under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the shareholder under Section 302(b)(2) of the Code or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder under Section 302(b)(1) of the Code. Otherwise, the cash received will be treated as a dividend to the extent of the current or accumulated earnings and profits of Idaho Power. Shareholders should consult their tax advisors to determine if any cash received in connection with their exercise of Dissenters' Rights will be characterized as a dividend under
Section 302 of the Code.

    TAX IMPLICATIONS TO IDACORP

    No gain or loss will be recognized by IDACORP for federal income tax purposes upon receipt of the Idaho Power Common Stock. For federal income tax purposes, the basis of the Idaho Power Common Stock received by IDACORP will be the same as Idaho Power's net asset basis immediately after the Exchange, subject to certain adjustments under Treasury Regulations relating to consolidated groups, and

IDACORP's holding period in the Idaho Power Common Stock received in the Exchange includes the period during which such stock was held by shareholders.

IDACORP CAPITALIZATION

    The Restated Articles of Incorporation of IDACORP ("IDACORP Articles"), a copy of which is attached hereto as Exhibit B, provide for an authorized capitalization consisting of 120,000,000 shares of Common Stock, without par value, and 20,000,000 shares of Preferred Stock, without par value (the "IDACORP Preferred Stock").

    The shares of IDACORP Common Stock for which Idaho Power Common Stock will be exchanged upon consummation of the Exchange and which will constitute all outstanding shares of IDACORP Common Stock at that time will be validly issued, fully paid and nonassessable. Each share of IDACORP Common Stock will be equal to every other share in every respect. Immediately after the Exchange, the number of shares of IDACORP Common Stock outstanding will be equal to the number of shares of Idaho Power Common Stock outstanding prior to the Exchange.

    The IDACORP Preferred Stock may be issued in series. The Board of Directors of IDACORP will have the authority to determine, for any such series of preferred stock, the voting powers, designations, preferences, limitations, restrictions and relative rights thereof within the limitations set forth in the IDACORP Articles and such limitations as may be provided by law.

    PAR VALUE

    The IDACORP Common Stock and IDACORP Preferred Stock will not have par value. A designated par value is not required under the BCA.

    CLASSIFIED BOARD

    The IDACORP Articles and the IDACORP Amended Bylaws, a copy of which is attached hereto as Exhibit C (the "IDACORP Bylaws") provide: (i) that the Board shall consist of not less than nine nor more than fifteen persons who shall be elected, except as otherwise provided for in the IDACORP Bylaws, by the shareholders; (ii) for the division of the Board into three classes, which shall be as nearly equal in number as possible, with directors in each class being elected for a three-year term; (iii) that no decrease in the number of directorships shall shorten the term of any director then in office; and (iv) that no director shall be removed without cause and no director shall be removed for cause except by the affirmative vote of two-thirds of the outstanding shares entitled to vote in elections of directors.

    DIVIDENDS

    Subject to the prior rights, if any, of holders of IDACORP Preferred Stock or any class of stock hereafter authorized that may be issued in the future, holders of IDACORP Common Stock are entitled to receive such dividends when and as declared by the Board of Directors of IDACORP from time to time out of any tangible or intangible property legally available for this purpose.

    VOTING RIGHTS

    The shares of IDACORP Common Stock will entitle the holders thereof to one vote per share upon all matters upon which shareholders of IDACORP have the right to vote. Holders of IDACORP Preferred Stock will not have any right to vote except as otherwise provided by law or established by the Board of Directors of IDACORP with respect to any such series. Holders of IDACORP Common Stock will not have cumulative voting rights in the election of directors.

    LIQUIDATION RIGHTS

    Upon any dissolution, liquidation or winding up of IDACORP, whether voluntary or involuntary, any net assets of IDACORP available for distribution to its shareholders shall be distributed ratably to holders of IDACORP Common Stock, subject to the prior rights, if any, of holders of IDACORP Preferred Stock or any class of stock hereafter authorized.

    PREEMPTIVE RIGHTS AND OTHER RIGHTS

    The holders of IDACORP Common Stock have no preemptive rights. In addition, IDACORP Common Stock is not subject to redemption and does not have any conversion or sinking fund provisions.

    INDEMNIFICATION AND LIMITATION OF LIABILITY

    The IDACORP Articles provide that directors and officers shall be indemnified to the fullest extent permitted by applicable law. The IDACORP Articles provide that, to the fullest extent permitted by applicable law, no director shall be personally liable to IDACORP or its shareholders for monetary damages resulting from any action taken, or any failure to take any action, as a director. No amendment, modification or repeal of the liability limitation provisions shall eliminate or limit the protection afforded to a director under the IDACORP Articles with respect to any act or omission occurring prior to the effective date of such amendment, repeal or modification.

    POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE ARTICLES AND
     BYLAWS OF IDACORP

    Although it is not the intention of the Board of Directors to discourage legitimate offers to enhance shareholder value, the existence of unissued IDACORP Common Stock and other provisions in the IDACORP Articles and Bylaws could permit IDACORP's Board of Directors to render more difficult or to discourage a merger, tender offer, proxy contest or other transaction aimed at obtaining control of IDACORP.

    NO CUMULATIVE VOTING. The IDACORP Articles do not provide for cumulative voting. The lack of cumulative voting could prevent directors from being elected by a relatively small group of shareholders.

    CLASSIFIED BOARD. The classified board provisions in the IDACORP Articles could have the effect of prolonging the time required for a shareholder or shareholders with significant voting power to gain majority representation on the Board of Directors. Where majority or supermajority Board of Directors approval is important to facilitate the success of a transaction, such as an interested shareholder business combination, the inability to immediately gain a majority representation on the Board of Directors at an annual meeting of shareholders could discourage takeovers and tender offers.

    ADVANCE NOTICE OF BUSINESS TO BE BROUGHT BEFORE SHAREHOLDER
MEETINGS. IDACORP Bylaws require that for nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must give notice not earlier than 90 days nor later than 60 days prior to the first anniversary of the preceding year's annual meeting.

    IDACORP Bylaws further require that business transacted at a special meeting of the shareholders be limited to the purposes set forth in the notice of the special meeting. In the event IDACORP calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any shareholder may nominate a person or persons, as the case may be, for election to such position or positions as specified in the Company's notice of meeting, if the shareholder's notice is delivered not earlier than 90 days and not later than 60 days prior to such special meeting or 10 days following the day on which public announcement is first made of the date of the special meeting.

    Such advance notice requirements may delay the ability of individuals to bring before shareholder meetings matters other than those that IDACORP deems desirable and may provide sufficient time for IDACORP to institute litigation or take other appropriate steps to respond to such business, or to prevent such business from being acted upon, if such response or prevention is thought to be necessary or desirable for any reason.

    "BLANK CHECK" PREFERRED STOCK. The IDACORP Articles authorize the issuance of 20,000,000 shares of IDACORP Preferred Stock. The Board of Directors has the full authority to determine the terms of any series of the IDACORP Preferred Stock. Although the IDACORP Board of Directors currently has no intention of doing so, shares of IDACORP Preferred Stock could be issued in a manner (E.G., with disproportionate or class voting rights) which could have the effect of discouraging takeover attempts.

COMPARATIVE SHAREHOLDERS' RIGHTS

    GENERAL

    Idaho Power and IDACORP are both Idaho corporations. When the Exchange becomes effective, holders of Idaho Power Common Stock will become holders of IDACORP Common Stock, and their rights will be governed by the IDACORP Articles and IDACORP Bylaws instead of the Idaho Power Articles and Bylaws. Copies of the IDACORP Articles and IDACORP Bylaws, each substantially in the form to be in effect immediately prior to the effective time of the Exchange, are attached as Exhibit B and Exhibit C, respectively, to this Proxy Statement and Prospectus. The Idaho Power Articles and Idaho Power Bylaws are filed as exhibits to the Registration Statement.

    Certain differences and similarities between the rights of holders of IDACORP Common Stock and those of holders of Idaho Power Common Stock are summarized below. The following discussion is not intended to be a complete statement of all differences affecting the rights of shareholders, but summarizes certain material differences between the Articles and Bylaws of Idaho Power and those of IDACORP. This summary is qualified in its entirety by reference to the IDACORP Articles and IDACORP Bylaws in Exhibit B and Exhibit C hereto, respectively, the Idaho Power Articles and Idaho Power Bylaws filed as exhibits to the Registration Statement and the applicable Idaho corporate law.

    1997 REVISIONS TO THE BCA

    In July 1997, the State of Idaho enacted a revised BCA. The revisions to the BCA are reflected widely in the IDACORP Articles and IDACORP Bylaws. These revised BCA provisions are the basis for many of the differences between the Articles and Bylaws of Idaho Power and those of IDACORP, some of which are discussed in this section.

    PURPOSE CLAUSE

    The IDACORP Articles purpose clause does not limit authorized activities. IDACORP is authorized to engage in any lawful act or activity under the BCA. The Idaho Power Articles include an enumeration of permitted activities.

    COMMON STOCK

    IDACORP will be authorized to issue 70,000,000 more shares of common stock than Idaho Power. With the exception of the number of authorized shares and the requirement in the IDACORP Bylaws of advance notice prior to shareholders meetings, the relative rights of IDACORP Common Stock are substantially the same as the relative rights of Idaho Power Common Stock. See "--IDACORP Capitalization" above for a discussion of the authorized IDACORP Common Stock.

    PREFERRED STOCK

    The Board of Directors of IDACORP has full authority under the IDACORP Articles to divide the IDACORP Preferred Stock into one or more classes or series and to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or series of the IDACORP Preferred Stock. The authority of the Board of Directors to establish voting rights, preferences or other rights with respect to preferred stock may have certain anti-takeover effects. See "--IDACORP Capitalization--Possible Anti-takeover Effects of Certain Provisions of the Articles and Bylaws of IDACORP" above.

    The Idaho Power Articles authorize three classes of preferred stock as follows: 215,000 shares of 4% Preferred Stock; 150,000 shares of Serial Preferred Stock, $100 par value (the "Par Value Serial Preferred Stock"); and 3,000,000 shares of Serial Preferred Stock, without par value (the "No Par Value Serial Preferred Stock"). The IDACORP Articles authorize 20,000,000 shares of preferred stock, a significantly greater number of shares than the 3,365,000 shares of preferred stock authorized under the Idaho Power Articles. The Idaho Power Articles provide the Board of Directors with the authority to fix the relative rights and preferences of each class of preferred stock, but on a more limited basis than provided in the IDACORP Articles. The Idaho Power Board has the authority to issue from time to time shares of Par Value Serial Preferred Stock and shares of No Par Value Serial Preferred Stock in series and to establish the rights and preferences of each series, subject, however, to the requirement that the shares of both the Par Value Serial Preferred Stock and No Par Value Serial Preferred Stock be on a parity with respect to dividends and liquidations with each other and the 4% Preferred Stock. After the Exchange, subject to the rights of dissenting shareholders, outstanding shares of Idaho Power Preferred Stock will continue as equity securities of Idaho Power with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to outstanding shares of Idaho Power Preferred Stock prior to the Exchange.

    PAR VALUE

    The shares of Idaho Power Common Stock and two of the three classes of Idaho Power Preferred Stock have designated par values, whereas neither IDACORP Common Stock nor IDACORP Preferred Stock has par value. It is anticipated that the absence of par value in the IDACORP capital stock will not affect the market value of such stock.

    BUSINESS COMBINATION PROVISIONS

    There are no business combination provisions in the IDACORP Articles. Any proposed business combination would be governed by the provisions of the Idaho Business Combination Law and the Idaho Control Share Acquisition Law. See "--Certain Idaho Statutory Provisions." The Idaho Power Articles contain business combination provisions.

    SPECIAL MEETINGS OF SHAREHOLDERS

    The IDACORP Bylaws provide that a special meeting of shareholders may be called by the holders of twenty percent of the shares entitled to vote on any issue proposed to be considered at the special meeting. The Idaho Power Articles require that the holders of eighty percent of the shares entitled to vote at the meeting call a special meeting.

    ADVANCE NOTICE PRIOR TO SHAREHOLDERS MEETING REQUIRED

    The IDACORP Bylaws require shareholders to provide advance notice of any business to be brought before a shareholders meeting. The Idaho Power Articles and Bylaws, however, do not have advance notice provisions. See "--IDACORP Capitalization--Possible Anti-takeover Effects of Certain Provisions of the Articles and Bylaws of IDACORP."

    CHANGES IN THE SIZE OF THE BOARD OF DIRECTORS

    The designated size of the Board of Directors is established in the IDACORP Bylaws, which may be amended by a two-thirds vote of shareholders or by the affirmative vote of a majority of the Board of Directors. The designated size of the Idaho Power Board of Directors is provided in the Idaho Power Bylaws, which require an eighty percent vote of shareholders for an amendment, unless such amendment is recommended by two-thirds of the continuing directors, as defined therein.

    AMENDMENT, REPEAL AND ADOPTION OF BYLAWS

    Under the IDACORP Bylaws, the amendment, alteration or change of the provisions of the IDACORP Bylaws relating to the Board of Directors and advance notice prior to shareholders meetings requires the affirmative vote of two-thirds of all shares entitled to vote thereon or the affirmative vote of a majority of the Board of Directors. The Idaho Power Articles and Bylaws require an affirmative vote of the holders of eighty percent of the shares entitled to vote on an amendment in order to approve the amendment of certain provisions of the Idaho Power Bylaws, including provisions relating to the Board of Directors and business combinations, unless such amendment is recommended by two-thirds of the continuing directors, as defined therein.

RIGHTS AGREEMENT

    On January 11, 1990, the Board of Directors of Idaho Power adopted a Shareowner Rights Plan (the "Rights Plan"). Under the Rights Plan, Idaho Power declared a distribution of one Preferred Stock Right (a "Right") for each outstanding share of Idaho Power Common Stock held on January 29, 1990, or issued thereafter. The Rights are currently not exercisable and will be exercisable only if a person or group (an "Acquiring Person") either acquires ownership of 20% or more of Idaho Power's voting stock or commences a tender offer that would result in the ownership of 20% or more. Idaho Power may redeem the Rights at a price of $0.01 per Right anytime prior to acquisition by an Acquiring Person of a 20% position. Following the acquisition by an Acquiring Person of a 20% position, each Right will entitle its holder (other than such person or members of such group), subject to regulatory approval, to purchase for $85 that number of shares of Idaho Power Common Stock and/or at the election of Idaho Power, Idaho Power Preferred Stock having a market value of $170. If after the Rights become exercisable, Idaho Power is acquired in a merger or other business combination, 50% or more of its consolidated assets or earning power are sold or the Acquiring Person engages in certain acts of self-dealing, each Right entitles the holder to purchase for $85 shares of the acquiring company's common stock having a market value of $170. Any Rights that are or were held by an Acquiring Person become void if any of these events occurs. The Rights expire on January 11, 2000. The Rights Plan has been amended so that it will not be triggered by the Exchange. Prior to the Effective Time of the Exchange, it is anticipated that IDACORP will enter into a rights agreement similar to the one described above.

CERTAIN IDAHO STATUTORY PROVISIONS

    The Company is subject to the Idaho Control Share Acquisition Law (the "CSAL"), which is designed to protect minority shareholders in the event that a person acquires or proposes to acquire, directly or indirectly, by tender offer or otherwise, shares giving it at least 20%, at least 33 1/3%, or more than 50% of the voting power in the election of directors (such an acquisition, a "Control Share Acquisition"). IDACORP will be subject to the CSAL upon completion of the Exchange. The CSAL is applicable to a publicly held Idaho corporation which has at least 50 shareholders, such as the Company, unless a provision in its articles of incorporation or bylaws, adopted in accordance with the CSAL, makes an express election not to be subject to the CSAL. There are no such provisions in the Idaho Power or IDACORP Articles or Bylaws.

    Under the CSAL, an acquiring person is required to deliver to the corporation an information statement disclosing, among other things, the identity of the person, the terms of the acquisition or proposed acquisition, and the financing thereof. An acquiring person will not be able to vote those shares acquired in a Control Share Acquisition that exceed one of the cited thresholds (such shares, "Control Shares") unless a resolution approved by 66 2/3% of the voting power of all shares entitled to vote thereon (excluding shares with respect to which voting power can be exercised by the acquiring person or an officer or director of the corporation) approves of such voting power. At the request of the acquiring person, such a resolution must be put forth before shareholders at a special meeting held within 55 days after receipt of the information statement, provided that the acquiring person undertakes to pay the costs of such special meeting and has delivered to the corporation copies of definitive financing agreements with responsible entities for any required financing of the Control Share Acquisition. If an information statement has not been delivered to the corporation by the 10th day after a Control Share Acquisition, or the shareholders of the corporation have voted not to accord voting rights to the Control Shares, the corporation may redeem all (but not less than all) of the Control Shares at their fair market value. Shares that are not accorded voting rights pursuant to the CSAL regain their voting rights when acquired by another person in an acquisition that is not subject to the CSAL.

    The Company also is subject to the Idaho Business Combination Law (the "BCL"), which prohibits a corporation from engaging in certain business combinations with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things, (i) the corporation's articles of incorporation or bylaws include a provision that was adopted in accordance with the BCL and that expressly provides that the corporation is not subject to the statute (the Company has not made such an election), or (ii) a committee of the corporation's board of directors approves of the business combination or the acquisition of the shares before the date such shares were acquired. After the three year moratorium period, the corporation may not consummate a business combination unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote (other than those beneficially owned by the interested shareholder or an affiliate or associate thereof) or the business combination meets certain minimum price and form of payment requirements. An interested shareholder is defined to include, with certain exceptions, any person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation. Business combinations subject to the BCL include certain mergers, consolidations, recapitalizations and reverse share splits. IDACORP also will be subject to the BCL upon completion of the Exchange.

    The application of the CSAL and the BCL may have the effect of delaying, deferring or preventing a change of control of the Company or IDACORP.

DIRECTORS AND MANAGEMENT

    The current directors of Idaho Power will be the directors of IDACORP at the effective time of the Exchange. They will be elected to serve as directors of IDACORP for the same terms of service for which they are currently serving as directors of Idaho Power.

    Upon effectiveness of the Exchange, IDACORP's executive officers are expected to be:

Joseph W. Marshall                         Chairman and Chief Executive Officer
Jan B. Packwood                            President and Chief Operating Officer
J. LaMont Keen                             Vice President, Chief Financial Officer
                                           and Treasurer
Robert W. Stahman                          Vice President, General Counsel and
                                           Secretary

    These executive officers of IDACORP will continue to be executive officers of Idaho Power.

    Certain information concerning the executive officers of Idaho Power is incorporated herein by reference from the Company's latest Annual Report on Form 10-K.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    At the effective time of the Exchange, IDACORP will assume Idaho Power's existing Dividend Reinvestment and Stock Purchase Plan as in effect immediately prior to the effective time. Shares of Idaho Power Common Stock held in the plan will automatically become a like number of shares of IDACORP Common Stock, and shares of IDACORP Common Stock will be issued and delivered under the plan on and after the effective time.

COMMON STOCK PLANS

    At the effective time of the Exchange, shares of Idaho Power Common Stock held under Idaho Power's 1994 Restricted Stock Plan and the Employee Savings Plan (401(k) Plan) will automatically become a like number of shares of IDACORP Common Stock, and shares of IDACORP Common Stock will be issued and delivered under such plans on and after the effective time.

    Shareholder approval of the Holding Company Proposal will also constitute shareholder approval or ratification of the actions to be taken in connection with the 1994 Restricted Stock Plan, including the adoption or assumption of the 1994 Restricted Stock Plan by IDACORP and the adoption of any amendments to the 1994 Restricted Stock Plan necessary to accomplish those actions.

MARKET PRICE OF IDAHO POWER COMMON STOCK

    On March 10, 1998, the high and low sales prices for Idaho Power Common Stock, as reported in the consolidated transaction reporting system, were $36 1/8 and $35 5/8 , respectively.

TRANSFER AGENT AND REGISTRAR

    First Security Bank of Idaho is expected to act as Registrar, and IDACORP and The Bank of New York are expected to act as Transfer Agents for IDACORP Common Stock once the Exchange is consummated.

    The Board of Directors of Idaho Power has unanimously approved the Holding Company Proposal and believes that it is in the best interests of Idaho Power's shareholders.

    THE BOARD OF DIRECTORS OF IDAHO POWER RECOMMENDS APPROVAL AND ADOPTION OF, AND URGES EACH SHAREHOLDER TO VOTE "FOR", THE HOLDING COMPANY PROPOSAL AS DISCUSSED IN PROPOSAL NO. 2.

       PROPOSAL NO. 3--RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

    At the meeting, the shareholders will be asked to ratify the selection by the Board of Directors of Deloitte & Touche LLP as the firm of independent public accountants to audit the financial statements of the Company for the fiscal year 1998. This firm has conducted consolidated annual audits of the Company for many years and is one of the world's largest firms of independent certified public accountants. A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have an opportunity to make a statement and to respond to appropriate questions.

    THE BOARD OF DIRECTORS OF IDAHO POWER RECOMMENDS A VOTE "FOR" DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the number of shares beneficially owned on January 30, 1998, by the Directors and nominees, by those Executive Officers named in the Summary Compensation Table and by the Directors and Executive Officers of the Company as a group:

                                                                                            AMOUNT OF
                                                   NAME OF                                  BENEFICIAL      PERCENT
TITLE OF CLASS                                 BENEFICIAL OWNER                            OWNERSHIP(1)    OF CLASS
-------------------  --------------------------------------------------------------------  ------------  -------------
Common Stock         Robert D. Bolinder..................................................        1,000             *
Common Stock         Roger L. Breezley...................................................          650             *
Common Stock         John B. Carley......................................................        2,805             *
Common Stock         Larry R. Gunnoe.....................................................       27,944             *
Common Stock         Peter T. Johnson....................................................        2,000             *
Common Stock         Jack K. Lemley......................................................        1,500             *
Common Stock         Evelyn Loveless.....................................................        1,325             *
Common Stock         Joseph W. Marshall..................................................       36,159             *
Common Stock         Jon H. Miller.......................................................          500             *
Common Stock         Peter S. O'Neill....................................................          500             *
Common Stock         Jan B. Packwood.....................................................       19,200             *
Common Stock         Gene C. Rose........................................................        2,423             *
Common Stock         Phil Soulen.........................................................        5,771             *
Common Stock         Douglas H. Jackson..................................................       24,343             *
Common Stock         J. LaMont Keen......................................................       10,437             *
Common Stock         Richard R. Riazzi...................................................        3,113             *
Common Stock         All Directors and Executive Officers as a group (20 persons)........      178,435             *
Preferred Stock      All Directors and Executive Officers as a group (20 persons)........           27             *

------------------------

*   Less than 1 percent.

(1) Includes shares of Common Stock subject to forfeiture issued pursuant to the 1994 Restricted Stock Plan.

    All Directors and Executive Officers have voting and investment power for the shares held by them including shares owned through the Employee Savings Plan and the Dividend Reinvestment and Stock Purchase Plan.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Based solely upon a review of Company records and copies of reports on Forms 3, 4 and 5 furnished to the Company or written representations that no reports on Form 5 were required, the Company believes that during 1997 all persons subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, filed the required reports on a timely basis, except J.C. Miller and Kip W. Runyan for whom Initial Statements of Beneficial Ownership on Form 3 were filed late and J. LaMont Keen for whom a Form 4 was filed late.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      REPORT OF COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE
                                  COMPENSATION

GENERAL

    The Compensation Committee (Committee) of the Board of Directors administers the Company's executive compensation program. As such, the Committee is responsible for recommending (1) the compensation philosophy, (2) executive compensation plans that support the philosophy, and (3) the appropriate levels of compensation for Executive Officers. The Committee is composed of four independent, non-employee Directors. Following the development of recommendations by the Compensation Committee, all issues related to executive compensation are submitted to the full Board of Directors for approval. The Board approved, without modification, all executive compensation recommendations of the Committee for 1997.

EXECUTIVE OFFICER COMPENSATION PHILOSOPHY

    The compensation philosophy for Executive Officers is consistent with the compensation philosophy the Company has adopted for all employees. The Company's compensation program is designed to:

        1. manage employee compensation as an investment with the expectation employees will contribute to the Company's financial performance, its environmental record and public reputation in the territory it serves;

        2. be competitive with respect to those companies in the markets in which the Company competes for employees, allowing the Company to successfully attract and retain the qualified employees necessary for long-term success;

        3. recognize individuals for their demonstrated ability to perform their position responsibilities; and

        4.  balance total compensation with the Company's ability to pay.

EXECUTIVE OFFICER 1997 COMPENSATION

    Salary ranges for Executive Officers are reviewed annually and are supported by salary comparisons with similar positions in electric utilities throughout the United States with annual revenues ranging from $500 million to $700 million. The competitive point for executive compensation for 1997 was targeted near the median of the salary levels for executive officers of these utilities. Actual compensation of individual Executive Officers is based upon their levels of responsibility, experience in their positions, prior experience, breadth of knowledge and job performance. The electric utility group utilized by the Committee to compare Executive Officer salaries is different from the EEI 100 Electric Utilities Index group utilized by the Company to compare the financial performance of the Company with a nationally recognized industry standard. The Committee has used this smaller electric group for salary comparison purposes since November 1994, based on its belief that it is more appropriate to compare Executive Officer salaries with electric utilities of comparable revenues, size and complexity than with all electric utilities regardless of size as represented in the EEI Electric Utilities Index.

    In November of 1996, the Committee recommended adjustments to the 1997 salary ranges for the Executive Officer group based on the annual Executive Officer compensation review referenced above. Salary adjustments for 1997 averaged approximately 6 percent, to move them nearer (but slightly below) the median of the comparison group. The Committee considered each of the factors discussed above but did not assign a formal weighting for each factor.

    The Company's Executive Annual Incentive Plan implemented on January 1, 1995 that tied a portion of each executive's compensation to achieving annual operational and financial goals was suspended for 1997. Effective January 1, 1997, the executive officers participated in the Company's Employee Incentive Plan ("EIP"). The objectives of the EIP are to (1) allow employees to participate with shareholders in the Company's success, (2) focus attention on the achievement of sustained growth in earnings, (3) promote and reinforce a sense of individual ownership and personal accountability for the Company's success, (4) strengthen understanding and commitment to key business strategies and goals, and (5) unify employee efforts toward accomplishing business strategies and goals. Under the EIP, the total Company award equals 40 percent times the increase in the Company's earnings on common stock over the average of the previous three years. The total Company award is converted to an individual award amount by dividing the total Company award by the total compensation expense (base pay plus overtime) for the Company for 1997. The same percentage payout applies to all employees including Executive Officers. The maximum individual award percentage payout under the EIP is 15 percent of base pay. In 1997, the Company achieved a level of performance under the EIP that will result in all Executive Officers receiving an award of approximately 7.8 percent of their individual base salaries. Awards under the Executive Annual Incentive Plan are reflected in the bonus column of the Summary Compensation Table.

    The 1994 Restricted Stock Plan ("Restricted Stock Plan"), approved by shareholders at the May 1994 Annual Meeting, was implemented in January 1995 as an equity-based long-term incentive plan. Restricted Stock grants made in January 1995 for the 1995-1997 restricted period were earned at the maximum level for all named executive officers, based on achieving the Cumulative Earnings Per Share ("CEPS") goal at the maximum level. A grant under the Restricted Stock Plan was made to all officers in January 1997, with a three-year restricted period ending December 31, 1999, with a single financial performance goal of CEPS. To receive a final share award each officer must be employed by the Company, as an officer, during the entire restricted period (with certain exceptions), and the Company must achieve the CEPS performance goal established by the Board of Directors. The restricted stock grant percentage (a percentage of base salary converted into shares of stock based upon the closing stock price for a share of Company common stock on December 31,
1996) varied by position with the percentages for the Chief Executive Officer and the President and Chief Operating Officer ranging from a minimum of 15 percent to a maximum of 45 percent. For the next tier of executive officers, the percentage ranges from a minimum of 12 percent to a maximum of 36 percent. For the next tier of executive officers, the percentage ranges from a minimum of 9 percent to a maximum of 27 percent. The target grant percentages for new grants are reviewed annually as part of the annual Executive Officer compensation review referenced above and the 1997 grants were at a level below the median target levels among the comparison group.

    The Company has no policy regarding the deductibility of qualifying compensation paid to Executive Officers under Section 162(m) of the Internal Revenue Code.

CEO 1997 COMPENSATION

    In January of 1997, Mr. Marshall, who has served as Chief Executive Officer since 1989, was granted a salary increase of approximately 5 percent. The competitiveness of Mr. Marshall's salary is reviewed annually based upon comparisons with salaries of chief executive officers of comparable utilities with annual revenues ranging from $500 million to $700 million. The competitive point for Mr. Marshall's salary is targeted near the median of this comparison. The actual 1997 salary adjustment for Mr. Marshall is based on the level of his responsibilities, the depth of his experience, his job performance and the overall competitive level of his current compensation based on the annual Executive Officer compensation review referenced above and was near the median of salary levels for chief executive officers of the comparison utility group. The Committee considered each of these factors but did not assign a formal weighting for each factor. Mr. Marshall is a participant in the EIP, as described above. In 1997, the Company achieved a level of performance under the EIP that will result in Mr. Marshall receiving an award of approximately 7.8 percent of his base salary. In addition Mr. Marshall is a participant in the Restricted Stock Plan as discussed above and earned his restricted stock grant made in January 1995 for the 1995-1997 restricted period at the maximum level, based on achieving the CEPS goal at the maximum level. This resulted in a final award of 27 percent of Mr. Marshall's base salary at the time of grant. Mr. Marshall received a new stock grant at the target level of 24 percent in 1997 and will receive a final share award after the restricted period ends if he remains employed by the Company as an officer during the entire restricted period and the Company achieves its CEPS performance goal established by the Board of Directors.

John B. Carley, Chairman       Evelyn Loveless
Peter T. Johnson               Peter S. O'Neill

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                                                       -------------
                                                                                          AWARDS
                                                                        ANNUAL         -------------
                                                                     COMPENSATION       RESTRICTED        ALL OTHER
                                                                 --------------------      STOCK       COMPENSATION(2)
                      NAME AND                                    SALARY      BONUS     AWARD(S)(1)   -----------------
                 PRINCIPAL POSITION                     YEAR        ($)        ($)          ($)              ($)
----------------------------------------------------  ---------  ---------  ---------  -------------  -----------------
Joseph W. Marshall                                         1997    420,000     32,760      126,000            6,400
  Chairman of the Board                                    1996    400,000     56,990       96,000            6,000
  and Chief Executive                                      1995    375,000     73,125       69,090            6,000
  Officer

Larry R. Gunnoe                                            1997    284,000     22,152       85,200            6,400
  Retired President and                                    1996    270,000     38,470       64,800            6,000
  Chief Operating Officer(3)                               1995    240,000     46,800       43,710            6,000

Jan B. Packwood                                            1997    207,692     16,200       56,000            5,873
  President and                                            1996    182,000     25,049       30,600            6,000
  Chief Operating Officer                                  1995    155,000     30,225       18,330            6,000

Douglas H. Jackson                                         1997    175,000     13,650       49,000            6,192
  Vice President-                                          1996    170,000     24,222       30,600            5,449
  Corporate Affairs                                        1995    155,000     30,225       18,330            6,000

J. LaMont Keen                                             1997    178,000     13,884       49,840            6,400
  Vice President,                                          1996    170,000     24,222       30,600            6,000
  Chief Financial Officer                                  1995    152,000     29,640       18,330            6,000
  and Treasurer

Richard R. Riazzi                                          1997    181,450     14,153       64,640           --
  Vice President-                                          1996     --         --           --               --
  Marketing and                                            1995     --         --           --               --
  Sales

------------------------

(1) Aggregate restricted stock holdings as of December 31, 1997 are as follows:
    Mr. Marshall held 10,188 ($383,323.50) shares of restricted stock; Mr. Gunnoe held 6,757 ($254,232.13) shares of restricted stock; Mr. Packwood held 3,599 ($135,412.38) shares of restricted stock; Mr. Jackson held 3,374 ($126,946.75) shares of restricted stock; Mr. Keen held 3,401 ($127,962.63) shares of restricted stock; and Mr. Riazzi held 1,718 ($64,640) shares of restricted stock. Dividends are paid on restricted stock when and as paid on the Company's Common Stock.

(2) Represents the Company's contribution to the Employee Savings Plan (401-k plan).

(3) Mr. Gunnoe retired from his position as President and Chief Operating Officer during 1997.

             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

                                                                                NUMBER OF          PERFORMANCE OR
                                                                              SHARES, UNITS      OTHER PERIOD UNTIL
NAME                                                                       OR OTHER RIGHTS(1)   MATURATION OR PAYOUT
-------------------------------------------------------------------------  -------------------  --------------------
Richard R. Riazzi                                                                    3918              1997-1999

------------------------

(1) The phantom stock was awarded to Mr. Riazzi on January 1, 1997 pursuant to his Employment Agreement. Dividend equivalents will accrue as additional phantom shares during the three year period. If Mr. Riazzi remains employed by the Company on December 31, 1999, he will be paid the cash value of the phantom stock on that date.

                             DIRECTOR COMPENSATION

    Directors who are not employees of the Company receive $800 for each Board meeting and for each committee meeting attended. In addition, non-employee Directors who are chairmen of Board committees receive $1,820 per month; other non-employee Directors receive $1,650 per month. The Company permits Directors to defer all or a portion of any retainers and meeting fees under a deferred compensation plan. Under the plan, at retirement Directors may receive one lump-sum payment of all amounts deferred with interest, or a series of up to 10 equal annual payments, depending upon the specific deferral arrangement. A special account is maintained on the Company's books showing the amounts deferred and the interest accrued thereon. The Directors participate in a non-qualified deferred compensation plan (a non-qualified defined benefit plan for Directors) that is financed by life insurance on the participants and provides, upon retirement from the Board, for the payment of $17,500 per year for a period of 15 years.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee for 1997 were John B. Carley, Peter T. Johnson, Evelyn Loveless and Peter S. O'Neill. O'Neill Enterprises, of which Mr. O'Neill is President, is the developer of the Surprise Valley Partnership developing a residential community in southeast Boise. In May of 1995, the Company entered into an agreement leasing approximately 48.21 acres to Surprise Valley Partnership for 10 years at a monthly rate of $1,118.75. The lease payments were based on an 8 percent return on fair market value with the fair market value of the leased land determined by independent appraisers. The Company's appraisal was provided by Nelson & Hastings, Real Estate Appraisers and Consultants, with Brad Janoush Appraisal M.A.I. providing the appraisal for Surprise Valley Partnership.

                              EMPLOYMENT CONTRACTS

    The Company has entered into an employment agreement with Richard R. Riazzi, Vice President-- Marketing and Sales, for a three-year term ending December 1999, with automatic one year extensions thereafter unless the parties agree to terminate. The agreement provides for a minimum base salary of $191,000 per year subject to annual review, a phantom stock award (shown in the Long-Term Incentive Plans Table), plus annual and long-term incentive compensation opportunities. In the event of termination of employment following a change of control of the Company, which is defined as the acquisition of beneficial ownership of 20% of voting power of the Company, certain changes in the Company's Board, or approval by the shareholders of the liquidation of the Company, of certain merger or consolidations or of certain transfers of the Company's assets, Mr. Riazzi will receive 18 months base salary plus the greater of two times the most recent annual bonus or two times the average annual bonus for the three previous years, subject to any limitations provided by Section 280G of the Internal Revenue Code.

                               PERFORMANCE GRAPH

                                      [GRAPH]

    Source: ZACKS INVESTMENT RESEARCH, INC. and EDISON ELECTRIC INSTITUTE

    The table shows a Comparison of Five-Year Cumulative Total Shareholder Return for Idaho Power Company Common Stock, the S&P 500 Index and the Edison Electric Institute (EEI) 100 Electric Utilities Index. The data assumes that $100 was invested on December 31, 1992, with beginning-of-period weighting of the peer group indices (based on market capitalization) and monthly compounding of returns.

                                                                                  EEI 100
                                                                                 ELECTRIC
                                                      IDAHO POWER   S&P 500      UTILITIES
                                                      -----------  ---------  ---------------
1992................................................   $  100.00   $  100.00     $  100.00
1993................................................      117.38      110.08        111.15
1994................................................       97.62      111.53         98.29
1995................................................      134.11      153.45        128.78
1996................................................      147.92      188.68        130.32
1997................................................      189.73      251.63        166.00

                              RETIREMENT BENEFITS

    The following table sets forth the estimated annual retirement benefits payable under the Company's Retirement Plan (a qualified defined benefit pension plan for all regular employees) and under the Company's Security Plan for Senior Management Employees (a non-qualified defined benefit plan for senior management employees).

                               PENSION PLAN TABLE

                                                                              YEARS OF SERVICE
                                                   ----------------------------------------------------------------------
REMUNERATION                                           15          20          25          30          35          40
-------------------------------------------------  ----------  ----------  ----------  ----------  ----------  ----------
$ 75,000.........................................  $   45,000  $   48,750  $   52,500  $   56,250  $   56,250  $   56,250
$100,000.........................................  $   60,000  $   65,000  $   70,000  $   75,000  $   75,000  $   75,000
$125,000.........................................  $   75,000  $   81,250  $   87,500  $   93,750  $   93,750  $   93,750
$150,000.........................................  $   90,000  $   97,500  $  105,000  $  112,500  $  112,500  $  112,500
$175,000.........................................  $  105,000  $  113,750  $  122,500  $  131,250  $  131,250  $  131,250
$200,000.........................................  $  120,000  $  130,000  $  140,000  $  150,000  $  150,000  $  150,000
$225,000.........................................  $  135,000  $  146,250  $  157,500  $  168,750  $  168,750  $  168,750
$250,000.........................................  $  150,000  $  162,500  $  175,000  $  187,500  $  187,500  $  187,500
$275,000.........................................  $  165,000  $  178,750  $  192,500  $  206,250  $  206,250  $  206,250
$300,000.........................................  $  180,000  $  195,000  $  210,000  $  225,000  $  225,000  $  225,000
$325,000.........................................  $  195,000  $  211,250  $  227,500  $  243,750  $  243,750  $  243,750
$350,000.........................................  $  210,000  $  227,500  $  245,000  $  262,500  $  262,500  $  262,500
$375,000.........................................  $  225,000  $  243,750  $  262,500  $  281,250  $  281,250  $  281,250
$400,000.........................................  $  240,000  $  260,000  $  280,000  $  300,000  $  300,000  $  300,000
$450,000.........................................  $  270,000  $  292,500  $  315,000  $  337,500  $  337,500  $  337,500
$500,000.........................................  $  300,000  $  325,000  $  350,000  $  375,000  $  375,000  $  375,000

    Benefits under the Retirement Plan for senior management employees at normal retirement age are calculated on years of credited service using the average of the highest five consecutive years' salary plus bonus (as reported in the Summary Compensation Table) in the last 10 years before retirement. Benefits under the Security Plan for Senior Management Employees are based upon a similar average of the highest five consecutive years of salary plus bonus in the last 10 years before retirement, a normal retirement age of 62 years, years of participation as a senior management employee, and are payable over the participant's lifetime. Generally, total retirement benefits from the Retirement Plan and Security Plan for Senior Management Employees will range from 60 percent to 75 percent of the participant's average salary plus bonus in the highest five consecutive years in the last 10 years of employment. The Security Plan is financed by life insurance on the participants and is designed so that if assumptions made as to mortality expectation, policy dividends and other factors are realized, the Company will recover the cost of this plan. Effective August 1, 1996, the Company terminated its Supplemental Employee Retirement Plan (a non-qualified plan that provided benefits that would otherwise have been denied participants by reason of certain Internal Revenue Code limitations on qualified plan benefits). Benefits payable from the Retirement Plan and the Security Plan are included in the table above. Benefits shown above are not subject to any deduction for Social Security benefits or other offset amounts.

    As of December 31, 1997, the final five-year average salary plus bonus under the retirement plans as referred to above for the Executive Officers named in the Summary Compensation Table are: Mr. Marshall, $395,459; Mr. Gunnoe, $255,123; Mr. Packwood, $174,227; Mr. Jackson, $164,800; and Mr. Keen, $163,283.
Years of credited service under the Retirement Plan and years of participation as a senior management employee are, respectively: Mr. Marshall, 28, 21; Mr. Gunnoe, 29, 22; Mr. Packwood, 28, 21; Mr. Jackson, 41, 21; and Mr. Keen, 24, 15. Mr. Riazzi has one year of credited service but has not vested in the plan.

                                    EXPERTS

    The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Proxy Statement and Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

    The validity of the shares of IDACORP Common Stock to be issued pursuant to the Exchange will be passed upon by Robert W. Stahman, Vice President, General Counsel and Secretary of Idaho Power and by LeBoeuf, Lamb, Greene & MacRae, L.L.P. LeBoeuf, Lamb, Greene & MacRae, L.L.P. may rely upon the opinion of Mr. Stahman as to matters of Idaho law. As of January 30, 1998, Mr. Stahman owned 17,083 shares of Company Common Stock. Mr. Stahman is acquiring additional shares of Common Stock at regular intervals through the Employee Savings Plan.

                                 OTHER BUSINESS

    Neither the Board of Directors nor management intends to bring before the meeting any business other than the matters referred to in the Notice of Meeting and this Proxy Statement and Prospectus. In addition, they have not been informed that any other matter will be presented to the meeting by others. If any other business should properly come before the meeting, or any adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

    At the meeting, management will report on the Company's business, and shareholders will have an opportunity to ask questions.

                      1999 ANNUAL MEETING OF SHAREHOLDERS

    Nominations for Director may be made only by the Board of Directors or by a shareholder entitled to vote who has delivered written notice to the Secretary of the Company not earlier than 90 days, and not later than 60 days, prior to the Company's annual meeting.

    No business may be brought before an annual meeting of the shareholders except as specified in the notice of the meeting or as otherwise properly brought before the meeting by or at the direction of the Board or by a shareholder entitled to vote who has delivered written notice to the Secretary of the Company not earlier than 90 days, and not later than 60 days, prior to the Company's annual meeting. If the Exchange is effective prior to the 1999 Annual Meeting of the Company, any nomination or proposal that a common shareholder intends to present for action at the Company's 1999 Annual Meeting will be considered for IDACORP's 1999 Annual Meeting.

    These requirements are separate and apart from and in addition to the Securities and Exchange Commission's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's Proxy Statement under Rule 14a-8 of the Exchange Act. For purposes of the Company's Annual Meeting of Shareholders expected to be held on May 5, 1999, any shareholder who wishes to submit a proposal for inclusion in the Company's proxy materials must submit such proposal to the Secretary of the Company on or before November 23, 1998. If the Exchange is effective prior to the 1999 Annual Meeting of the Company, any proposal that a common shareholder submits for inclusion in the Company's 1999 Proxy Statement will be considered for IDACORP's 1999 Proxy Statement.

    IT IS REQUESTED THAT EACH SHAREHOLDER WHO CANNOT ATTEND THE MEETING SEND IN HIS OR HER PROXY OR PROXIES WITHOUT DELAY.

                                   EXHIBIT A

                         AGREEMENT AND PLAN OF EXCHANGE

    This AGREEMENT AND PLAN OF EXCHANGE (this "Agreement"), dated as of February 2, 1998, is between IDAHO POWER COMPANY, an Idaho corporation (the "Company"), the company whose shares will be acquired pursuant to the Exchange described herein, and IDAHO POWER HOLDING COMPANY, an Idaho corporation ("IPHC"), the acquiring company. The Company and IPHC are hereinafter referred to, collectively, as the "Companies".

                                  WITNESSETH:

    WHEREAS, the authorized capital stock of the Company consists of (a) 50,000,000 shares of Common Stock, $2.50 par value ("Company Common Stock"), of which 37,612,351 shares are issued and outstanding, (b) 215,000 shares of 4% Preferred Stock, $100 par value, of which 166,972 shares are issued and outstanding, (c) 150,000 shares of Serial Preferred Stock, $100 par value, of which 150,000 shares are issued and outstanding and (d) 3,000,000 shares of Serial Preferred Stock, without par value, of which 500,500 shares are issued and outstanding; the number of shares of Company Common Stock being subject to increase to the extent that shares reserved for issuance are issued prior to the Effective Time, as hereinafter defined.

    WHEREAS, IPHC is a wholly-owned subsidiary of the Company with authorized capital stock consisting of (a) 120,000,000 shares of Common Stock, without par value ("IPHC Common Stock"), of which 100 shares are issued and outstanding and owned of record by the Company and (b) 20,000,000 shares of Preferred Stock, without par value ("IPHC Preferred Stock"), none of which shares are issued and outstanding;

    WHEREAS, the Boards of Directors of the respective Companies deem it desirable and in the best interests of the Companies and the shareholders of the Company that each share of Company Common Stock be exchanged for a share of IPHC Common Stock with the result that IPHC becomes the owner of all outstanding Company Common Stock and that each holder of Company Common Stock becomes the owner of an equal number of shares of IPHC Common Stock, all on the terms and conditions hereinafter set forth; and

    WHEREAS, the Boards of Directors of the Companies have each approved and adopted this Agreement and the Board of Directors of the Company has recommended that its shareholders approve this Agreement pursuant to the Idaho Business Corporation Act (the "Act");

    NOW, THEREFORE, in consideration of the premises, and of the agreements, covenants and conditions hereafter contained, the parties hereto agree with respect to the exchange provided for herein (the "Exchange") that at the Effective Time (as hereinafter defined) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for one share of IPHC Common Stock, and that the terms and conditions of the Exchange and the method of carrying the same into effect shall be as follows:

                                   ARTICLE I

    This Agreement shall be submitted to the shareholders of the Company entitled to vote with respect thereto for approval as provided by the Act.

                                   ARTICLE II

    Subject to the satisfaction of the terms and conditions set forth in this Agreement and to the provisions of Article VI, IPHC agrees to file with the Secretary of State of the State of Idaho (the "Secretary of State") Articles of Share Exchange (the "Articles") with respect to the Exchange, and the Exchange shall take effect upon the effective date as specified in the Articles (the "Effective Time").

                                  ARTICLE III

    A. At the Effective Time: (1) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for one share of IPHC Common Stock, which shares shall thereupon be fully paid and non-assessable;

    (2) IPHC shall acquire and become the owner and holder of each issued and outstanding share of Company Common Stock so exchanged;

    (3) each share of IPHC Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and shall thereupon constitute an authorized and unissued share of IPHC Common Stock;

    (4) each share of Company Common Stock held under the Dividend Reinvestment and Stock Purchase Plan, the Employee Savings Plan and the 1994 Restricted Stock Plan (including fractional and uncertificated shares) immediately prior to the Effective Time shall be automatically exchanged for a like number of shares (including fractional and uncertificated shares) of IPHC Common Stock, which shares shall be held under the Dividend Reinvestment and Stock Purchase Plan, the Employee Savings Plan and the 1994 Restricted Stock Plan, as the case may be; and

    (5) the former owners of Company Common Stock shall be entitled only to receive shares of IPHC Common Stock as provided herein.

    B. Subject to dissenters' rights as set forth in Part 13 of the Act for the 4% Preferred Stock, $100 par value and the Serial Preferred Stock, $100 par value, shares of the Company's 4% Preferred Stock, $100 par value, Serial Preferred Stock, $100 par value, and Serial Preferred Stock, without par value, shall not be exchanged or otherwise affected in connection with the Exchange and, to the extent issued and outstanding immediately prior to the Effective Time, shall continue to be issued and outstanding following the Exchange as shares of the Company of the applicable series designation.

    C. As of the Effective Time, IPHC shall succeed to the Dividend Reinvestment and Stock Purchase Plan as in effect immediately prior to the Effective Time, and the Dividend Reinvestment and Stock Purchase Plan shall be appropriately amended to provide for the issuance and delivery of IPHC Common Stock on and after the Effective Time.

    D. As of the Effective Time, the Employee Savings Plan and the 1994 Restricted Stock Plan shall be appropriately amended to provide for the issuance and delivery of IPHC Common Stock on and after the Effective Time.

                                   ARTICLE IV

    The filing of the Articles with the Secretary of State and the consummation of the Exchange are subject to the satisfaction of the following conditions precedent:

    (1) the approval by the shareholders of the Company, to the extent required by the Act, of this Agreement;

    (2) the approval for listing, upon official notice of issuance, by the New York Stock Exchange, of IPHC Common Stock to be issued and reserved for issuance pursuant to the Exchange;

    (3) the receipt of such orders, authorizations, approvals or waivers from the Idaho Public Utilities Commission and all other regulatory bodies, boards or agencies as are required in connection with the Exchange, which orders, authorizations, approvals or waivers remain in full force and effect and do not include, in the sole judgment of the Board of Directors of the Company, unacceptable conditions; and

    (4) the receipt by the Company of a tax opinion of LeBoeuf, Lamb, Greene & MacRae L.L.P. satisfactory to the Board of Directors of the Company to the effect that (a) common shareholders of the Company (i) will recognize no gain or loss in connection with the Exchange, (ii) will have the same basis in their IPHC Common Stock after the Exchange as they had in their Company Common Stock before the Exchange and (iii) will be entitled to include any period that they held Company Common Stock before the Exchange when determining any holding period with respect to IPHC Common Stock received in the Exchange and (b) IPHC will recognize no gain or loss upon its receipt of Company Common Stock in the Exchange.

                                   ARTICLE V

    Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of Company Common Stock may, but shall not be required to, surrender the same to IPHC for cancellation and reissuance of a new certificate or certificates in such holder's name or for cancellation and transfer, and each holder or transferee will be entitled to receive a certificate or certificates representing the same number of shares of IPHC Common Stock as the shares of Company Common Stock previously represented by the certificate or certificates surrendered. Until so surrendered or presented for transfer, each outstanding certificate which, immediately prior to the Effective Time, represented Company Common Stock shall be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of IPHC Common Stock as though such surrender or transfer and exchange had taken place. The holders of Company Common Stock at the Effective Time shall have no right to have their shares of Company Common Stock transferred on the stock transfer books of the Company, and such stock transfer books shall be deemed to be closed for this purpose at the Effective Time.

                                   ARTICLE VI

    This Agreement may be amended, modified or supplemented, or compliance with any provision or condition hereof may be waived, at any time, by the mutual consent of the Boards of Directors of the Company and of IPHC; provided, however, that no such amendment, modification, supplement or waiver shall be made or effected, if such amendment, modification, supplement or waiver would, in the judgment of the Board of Directors of the Company, materially and adversely affect the shareholders of the Company.

    Notwithstanding shareholder approval of this Agreement, this Agreement may be terminated and the Exchange and related transactions abandoned at any time prior to the time the Articles are filed with the Secretary of State, if the Board of Directors of the Company determines, in its sole discretion, that consummation of the Exchange would be inadvisable or not in the best interests of the Company or its shareholders.

    IN WITNESS WHEREOF, each of the Company and IPHC, pursuant to authorization and approval given by its Board of Directors, has caused this Agreement to be executed as of the date first above written.

                                          IDAHO POWER COMPANY

                      By:             /s/ JAN B. PACKWOOD
                           -----------------------------------------
                                        Jan B. Packwood
                                           PRESIDENT

                      IDAHO POWER HOLDING COMPANY

                      By:            /s/ JOSEPH W. MARSHALL
                           -----------------------------------------
                                       Joseph W. Marshall
                           CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
                                            OFFICER

                                   EXHIBIT B

                       RESTATED ARTICLES OF INCORPORATION

                                       OF

                                 IDACORP, INC.

                                  BOISE, IDAHO
                                          , 1998

                                   ARTICLE I
                                      NAME

    The name of the Corporation is IDACORP, Inc.

                                   ARTICLE II
                                    PURPOSE

    The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Idaho Business Corporation Act (the "Act").

                                  ARTICLE III
                     REGISTERED OFFICE AND REGISTERED AGENT

    The address of the registered office of the Corporation is P.O. Box 70, 1221 West Idaho Street, Boise, Idaho 83702, and the name of the Corporation's registered agent at this address is Robert W. Stahman.

                                   ARTICLE IV
                                  INCORPORATOR

    The incorporator of the Corporation is Robert W. Stahman, whose address is P.O. Box 70, 1221 West Idaho Street, Boise, Idaho 83702.

                                   ARTICLE V
                                 CAPITAL STOCK

    Section 1. AUTHORIZED CAPITAL STOCK. The aggregate number of shares of all classes of capital stock which the Corporation has the authority to issue is 140,000,000, consisting of: (i) 20,000,000 shares of Preferred Stock, without par value; and (ii) 120,000,000 shares of Common Stock, without par value.

    Section 2. DIVIDENDS. Subject to restrictions in these Restated Articles of Incorporation and to the extent permitted by law, the Board of Directors may declare, and the Corporation may pay, dividends from any tangible or intangible property legally available therefor. Dividends payable in shares of any class may be paid to the holders of shares of another class.

    Section 3. PREFERRED STOCK. Shares of Preferred Stock may be issued in one or more series. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series of the Preferred Stock and all other classes of stock of the Corporation. The Board of Directors is hereby expressly authorized to establish series of Preferred Stock and, within the limitations set forth in these Restated Articles of Incorporation and such limitations as may be provided by any applicable law, to prescribe the number of shares to be included in any series and the preferences, limitations and relative rights of each series of the Preferred Stock so established. Such action by the Board of Directors shall be expressed in a resolution or resolutions adopted by it prior to the issuance of shares of each series. Without limitation thereto, the authority of the Board of Directors with respect to each series shall include the determination of any or all of, and the shares of each series may vary from the shares of any other series in, the following:

        (a) the number of shares constituting such series and the designation thereof;

        (b) the rate or rates of dividend, if any, or any formula or other method or other means by which such rate or rates are to be determined at any time or from time to time, the date or dates on which dividends may be payable, whether such dividends shall be cumulative, noncumulative or partially cumulative and, if cumulative or partially cumulative, the date from which dividends shall accumulate;

        (c) whether shares may be redeemed or converted (i) at the option of the Corporation, the shareholder or another person or upon the occurrence of a designated event; (ii) for cash, indebtedness, securities or other property;
    (iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

        (d) the preference, if any, of shares of such series over any other class of shares with respect to distributions, including dividends and distributions upon any voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

        (e) whether the shares shall have any voting powers, in addition to the voting powers provided by law, and the terms of any such voting powers; and

        (f) any other relative rights, preferences and limitations of that series.

    All shares of the Preferred Stock of the same series shall be identical and shall have identical preferences, limitations and relative rights, except that shares of the same series issued at different times may vary as to the dates from which dividends thereon shall be cumulative and except as otherwise not prohibited by applicable law.

    Section 4. COMMON STOCK.

    A. LIQUIDATION RIGHTS. Subject to the limitations set forth in these Restated Articles of Incorporation, any applicable law and to the rights, if any, expressly granted to the holders of the Preferred Stock or of any class of stock hereafter authorized, upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, any net assets of the Corporation available for distribution to its shareholders shall be distributed ratably to the holders of the Common Stock. Without limiting the right of the Corporation to distribute its assets or to dissolve, liquidate or wind up in connection with any sale, merger or consolidation, the sale of all or substantially all of the property of the Corporation, or the merger or consolidation of the Corporation into or with any other corporation or corporations, shall not be deemed to be a distribution of assets or a dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, for purposes of this paragraph.

    B. VOTING RIGHTS. Subject to any applicable law and to the rights, if any, expressly granted to the holders of the Preferred Stock or of any class of stock hereafter authorized, the holders of the Common Stock shall have the exclusive right to vote in elections of directors and with respect to all other purposes.

                                   ARTICLE VI
                               BOARD OF DIRECTORS

    Section 1. NUMBER. The number of directors constituting the Board of Directors shall be determined in the Bylaws.

    Section 2. TERMS. At the first Annual Meeting of Shareholders, the Board of Directors shall be divided into three classes as nearly equal in number as possible, unless otherwise provided by any applicable law. The initial term of office of each director in the first class shall expire at the first following Annual Meeting of Shareholders; the initial term of office of each director in the second class shall expire at the second following Annual Meeting of Shareholders; and the initial term of office of each director in the third class shall expire at the third following Annual Meeting of Shareholders. At each annual election commencing at the Annual Meeting of Shareholders after such classification, the successors to the class of directors whose term expires at that time shall be elected to hold office for a term of three years.

    Section 3. VACANCIES. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors shall be filled by a two-thirds vote of the directors then in office, or a sole remaining director, although less than a quorum. Directors chosen to fill vacancies resulting from an increase in the authorized number of directors shall hold office until the next election of directors by the shareholders; directors chosen to fill other vacancies shall hold office for a term expiring at the Annual Meeting of Shareholders at which the term of the class to which they have been elected expires.

    Section 4. REMOVAL. A director may be removed by the shareholders only for cause at a meeting called for the purpose of removing him by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote in elections of directors. The meeting notice must state that the purpose, or one
(1) of the purposes, of the meeting is removal of the director.

                                  ARTICLE VII
                            LIMITATION OF LIABILITY

    Section 1. GENERAL. No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages resulting from any action taken, or any failure to take any action, as a director; provided, however, that nothing herein shall be deemed to eliminate or limit any such liability which may not be so eliminated or limited under any applicable law, as now in effect or as it may be amended or substituted from time to time.

    Section 2. AMENDMENTS. No amendment, alteration, change, repeal or substitution of this Article VII shall eliminate or limit the protection afforded by this Article VII to a director with respect to any act or omission occurring prior to the effective date thereof, unless otherwise provided by any applicable law.

                                  ARTICLE VIII
                                INDEMNIFICATION

    Section 1. DEFINED TERMS. Capitalized terms used in this Article VIII that are defined in Section 30-1-850 of the Act shall have the meaning given to such terms under Section 30-1-850 of the Act.

    Section 2. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall indemnify its Directors and Officers against Liability and Expenses and shall advance Expenses to its Directors and Officers in connection with any Proceeding to the fullest extent permitted by the Act, as now in effect or as it may be amended or substituted from time to time.

                                   ARTICLE IX
                AMENDMENT OF RESTATED ARTICLES OF INCORPORATION

    Section 1. DEFINED TERMS. For the purposes of this Article IX:

        (i) "Interested Shareholder" shall have the meaning given in Section 30-1701 of the Idaho Business Combination Law; and

        (ii) "Continuing Director" shall mean any member of the Board of Directors who is unaffiliated with, and not a nominee of, any Interested Shareholder and was a member of the Board of Directors prior to the time that the Interested Shareholder became an Interested Shareholder and any successor of a Continuing Director who is unaffiliated with, and not a nominee of, any Interested Shareholder and is designated to succeed a Continuing Director by two-thirds of Continuing Directors then on the Board of Directors.

    Section 2. GENERAL. The Corporation reserves the right to amend, alter, change or delete any provision contained in these Restated Articles of Incorporation, in the manner now or hereafter prescribed herein or by any applicable law, and all rights conferred upon shareholders herein or as contemplated hereby are granted subject to such reservation.

    Section 3. ADDITIONAL VOTING REQUIREMENTS. In addition to any affirmative vote required by any applicable law, these Restated Articles of Incorporation or otherwise, any amendment, alteration, change, repeal or substitution of, addition to, or adoption of any provision inconsistent with, Articles VI and IX of these Restated Articles of Incorporation shall require the affirmative vote of shareholders representing not less than eighty percent (80%) of the voting power of all outstanding shares of the Corporation entitled to vote in elections of directors, voting together as a single class; provided, however, that the additional affirmative votes required by this Section 3 shall not be required for any such amendment, alteration, change, repeal, substitution, addition or adoption, and such action may be taken upon such authorization and approval by shareholders as would otherwise be required, if it is recommended and submitted to the shareholders for their consideration by the affirmative vote of two-thirds of the Continuing Directors.

                                   ARTICLE X
                   SHAREHOLDER VOTING AND QUORUM REQUIREMENTS

    The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders, or voting groups of shareholders, than is required by the Act.

                                   EXHIBIT C

                                 AMENDED BYLAWS

                                       OF

                                 IDACORP, INC.

                                  BOISE, IDAHO
                                          , 1998

                                   ARTICLE I
                                     OFFICE

    Section 1.1. PRINCIPAL OFFICE. The Company shall maintain its principal office in Boise, Idaho.

    Section 1.2. REGISTERED OFFICE. The Company shall maintain a registered office in the State of Idaho, as required by the Idaho Business Corporation Act (the "Act").

                                   ARTICLE II
                                  SHAREHOLDERS

    Section 2.1. ANNUAL MEETING OF SHAREHOLDERS. An annual meeting of the shareholders shall be held on the first Wednesday of May or such other time as may be designated by the Board of Directors.

    Section 2.2. SPECIAL MEETINGS. A special meeting of the shareholders may be called at any time by the President, a majority of the Board of Directors or the Chairman of the Board. A special meeting of the shareholders also may be called by the holders of not less than twenty percent (20%) of all the shares entitled to vote on any issue proposed to be considered at the proposed special meeting if such holders sign, date and deliver to the Secretary of the Company one (1) or more written demands for the meeting describing the purpose or purposes for which it is to be held. Upon receipt of one (1) or more written demands for such proposed special meeting by the holders of not less than twenty percent (20%) of all the shares entitled to vote on any issue proposed to be considered at the proposed special meeting, the Secretary of the Company shall be responsible for determining whether such demand or demands conform to the requirements of the Act, the Restated Articles of Incorporation and these Bylaws. After making an affirmative determination, the Secretary shall prepare, sign and deliver the notices required for such meeting. The shareholders' demand may suggest a time and place for the meeting but the Board of Directors shall, by resolution, determine the time and place of any such meeting.

    Section 2.3. PLACE OF MEETINGS. All meetings of the shareholders shall be held at the Company's principal office or at such other place as shall be designated in the notice of such meetings.

    Section 2.4. NOTICE OF SHAREHOLDERS' MEETING. Written notice of the time and place of a meeting of the shareholders shall be mailed to each shareholder entitled to receive notice under the Act: (a) not less than 10 days nor more than 60 days prior to the date of an annual or special meeting of the shareholders; or (b) if applicable, within 30 days after the date on which a shareholder demand satisfying the requirements of Section 2.2 is delivered to the Secretary of the Company. Every notice of an annual or special meeting of shareholders shall be deemed duly served when the notice is deposited in the United States mail or with a private overnight courier service, with postage prepaid and addressed to the shareholder at the shareholder's address as it appears on the Company's records or if a shareholder shall have filed with the Secretary of the Company a written request that the notice be sent to some other address, then to such other address. If an annual or special shareholders' meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if such new date, time or place is announced at the meeting before adjournment. In any event, if a new record date for the adjourned meeting is or must be determined, notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

    Section 2.5. WAIVER OF NOTICE. Any shareholder may waive any required notice of the time, place, and purpose of any meeting of the shareholders by telegram, telecopy, confirmed facsimile, or other writing, either before or after such meeting has been held. Such waiver must be signed by the shareholder entitled to the notice and be delivered to the Company for inclusion in the minutes or filing with the corporate records. The attendance of any shareholder at any shareholders' meeting shall constitute a waiver of: (a) any objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (b) any objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

    Section 2.6. QUORUM OF SHAREHOLDERS. Unless the Restated Articles of Incorporation or the Act provide otherwise, a majority of the outstanding shares entitled to vote on a particular matter at a meeting shall constitute a quorum for purposes of action on that matter at the meeting. A share may be represented at a meeting by the record holder thereof in person or by proxy. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. Whether or not a quorum is present, the meeting may be adjourned by a majority vote of the shareholders present or represented. At any adjourned meeting where a quorum is present, any business may be transacted that could have been transacted at the meeting originally called.

    Section 2.7. RECORD DATE FOR DETERMINATION OF SHAREHOLDERS. The Board of Directors shall establish a record date for determining shareholders entitled to notice of a shareholders' meeting, to vote or to take any other action, which date shall not be more than 70 days before the meeting or action requiring a determination of shareholders. A determination of shareholders is effective for any adjournment of the meeting, unless a new record date is or must be set.

    Section 2.8. SHAREHOLDERS' LIST FOR MEETING. The officer or agent in charge of the stock transfer books for shares of the Company shall prepare an alphabetical list of the names of all shareholders who are entitled to notice of a shareholders' meeting. The list shall be arranged by voting group, and within each voting group by class or series of shares, and show the address of and number of shares held by each shareholder. The list shall be made available for inspection by any shareholder, at least 10 days before the meeting for which the list was prepared and continuing through the meeting, at the Company's principal office or at a place identified in the meeting notice in the city where the meeting will be held. The Company also shall make the list available at the shareholders' meeting, and any shareholder is entitled to inspect the list at any time during the meeting or any adjournment.

    Section 2.9. TRANSACTION OF BUSINESS AT SHAREHOLDERS' MEETINGS.

    2.9.1 TRANSACTION OF BUSINESS AT ANNUAL MEETING. Business transacted at an annual meeting of shareholders may include all such business as may properly come before the meeting. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders: (a) pursuant to the Company's notice of meeting; (b) by or at the direction of the Board of Directors; or (c) by any shareholder who was a shareholder of record at the time of giving of notice of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.9.1.

    For nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Company not earlier than the close of business on the 90th day nor later than the close of business on the 60th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth: (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner and (ii) the class and number of shares of the Company which are owned beneficially and of record by such shareholder and such beneficial owner.

    2.9.2 TRANSACTION OF BUSINESS AT SPECIAL MEETING. Business transacted at a special meeting of the shareholders shall be limited to the purposes set forth in the notice of the special meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Company's notice of meeting: (a) by or at the direction of the Board of Directors; or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Company who is a shareholder of record at the time of giving of notice of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.9.2.

    In the event the Company calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder may nominate a person or persons, as the case may be, for election to such position or positions as specified in the Company's notice of meeting, if the shareholder's notice required by this Section 2.9.2 shall be delivered to the Secretary at the principal executive offices of the Company not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth: (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner and (ii) the class and number of shares of the Company which are owned beneficially and of record by such shareholder and such beneficial owner.

    2.9.3 GENERAL. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.9 shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.9. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.9 and, if any proposed nomination or business is not in compliance with this Section 2.9, to declare that such defective proposal or nomination shall be disregarded, unless otherwise provided by any applicable law.

    For purposes of this Section 2.9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

    Notwithstanding the foregoing provisions of this Section 2.9, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this
Section 2.9. Nothing in this Section 2.9 shall be deemed to affect any rights of: (a) the shareholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act; or (b) the holders of any series of Preferred Stock to elect directors under specified circumstances.

    Section 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted by the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of all of the outstanding shares of stock entitled to vote on the matter.

    Section 2.11. PRESIDING OFFICER. The Chairman of the Board shall act as chairman of all meetings of the shareholders. In the absence of the Chairman of the Board, the President, or in his or her absence, any Vice President designated by the Board of Directors shall act as the chairman of the meeting.

    Section 2.12. PROCEDURE. At each meeting of shareholders, the chairman of the meeting shall fix and announce the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at the meeting and shall determine the order of business and all other matters of procedure. Except to the extent inconsistent with any such rules and regulations as adopted by the Board of Directors, the chairman of the meeting may establish rules, which need not be in writing, to maintain order and safety and for the conduct of the meeting. Without limiting the foregoing, the chairman of the meeting may: (a) determine and declare to the meeting that any business is not properly before the meeting and therefore shall not be considered; (b) restrict attendance at any time to bona fide shareholders of record and their proxies and other persons in attendance at the invitation of the chairman of the meeting;
(c) restrict dissemination of solicitation materials and use of audio or visual recording devices at the meeting; (d) adjourn the meeting without a vote of the shareholders, whether or not there is a quorum present; and (e) make rules governing speeches and debate, including time limits and access to microphones.

    The chairman of the meeting acts in his or her absolute discretion and his or her rulings are not subject to appeal.

                                  ARTICLE III
                               BOARD OF DIRECTORS

    Section 3.1. AUTHORITY. The Board of Directors shall have the ultimate authority over the conduct and management of the business affairs of the Company.

    Section 3.2. NUMBER. The number of directors of the Company shall be not less than nine (9) nor more than 15, as determined from time to time by the vote of a majority of the Board of Directors. Unless otherwise provided by the Act, the number of directors may be increased or decreased, beyond the limits set forth above, only by an amendment to these Bylaws. To the extent permitted by the Act, any newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the then existing classes of directors so as to maintain such classes as nearly equal in number as possible. No change in the number of directors shall shorten the term of any director then in office.

    Section 3.3. TERM. Each director shall hold office from the date of his or her election and qualification until his or her successor shall have been duly elected and qualified or until his or her earlier removal, resignation, death or incapacity.

    Section 3.4. ELIGIBILITY FOR ELECTIONS. No person who will be 70 years of age or more on or before an annual meeting shall be nominated to the Board of Directors, and any directors who reach the age of 70 shall be automatically retired from the Board of Directors.

    Section 3.5. REGULAR MEETINGS OF THE BOARD. Regular meetings of the Board of Directors may be held at times and places agreed on by a majority of the directors at any meeting of the Board of Directors, and such regular meetings may be held at such times and places without any further notice of the date, time, place or purposes of such regular meetings.

    Section 3.6. SPECIAL MEETINGS OF THE BOARD. Special meetings of the Board of Directors may be called: (a) by, or at the request of, the Chairman of the Board; or (b) by the Secretary of the Company at the written request of a majority of the directors then in office. Special meetings of the Board of Directors may be called on not less than 12 hours notice to each director, given orally or in writing, either personally, by telephone (including by message or by recording device), by facsimile transmission, by telegram or by telex, or on not less than three (3) calendar days' notice to each director given by mail. Notice of the special meeting of the Board of Directors shall specify the date, time and place of the meeting. Actions taken at any such meeting shall not be invalidated because of lack of notice if notice is waived as provided in Section 3.7.

    Section 3.7. WAIVER OF NOTICE. A director may waive any required notice before or after the date and time stated in the notice by written waiver signed by the director entitled to the notice and filed with the minutes or corporate records. In addition, a director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting, or promptly upon the director's arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

    Section 3.8. PARTICIPATION BY TELECOMMUNICATION. Any director may participate in any meeting of the Board of Directors through the use of any means of communication by which all directors participating in the meeting may simultaneously hear each other during the meeting. A director participating in a meeting by this means shall be deemed to be present in person at the meeting.

    Section 3.9. QUORUM OF DIRECTORS. A majority of the directors in office immediately before the meeting begins shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

    Section 3.10. ACTION. If a quorum is present when the vote is taken, the Board of Directors shall take actions pursuant to resolutions adopted by the affirmative vote of: (a) a majority of the directors present at the meeting of the Board of Directors; or (b) such greater number of the directors as may be required by the Restated Articles of Incorporation, these Bylaws or the Act.

    Section 3.11. ACTION BY UNANIMOUS WRITTEN CONSENT. Any action required or permitted to be taken at a Board of Directors' meeting may be taken without a meeting if the action is taken by all members of the Board of Directors. The action shall be evidenced by one (1) or more written consents describing the action taken, signed by each director, and included in the minutes or filed with the corporate records reflecting the action taken.

    Section 3.12. SELECTION OF OFFICERS. The Board of Directors shall select a Chairman of the Board of Directors, a President, a Vice President, a Secretary and a Treasurer and such additional Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers and agents as the Board of Directors from time to time may deem advisable.

    Section 3.13. POWERS AND DUTIES OF OFFICERS AND AGENTS. The powers and duties of the officers and agents shall be determined by the Board of Directors and these Bylaws.

    Section 3.14. DELEGATION OF POWERS. For any reason deemed sufficient by the Board of Directors, whether occasioned by absence or otherwise, the Board may delegate all or any of the powers and duties of any officer to any other officer or director, but no officer or director shall execute, verify or acknowledge any instrument in more than one capacity unless specifically authorized by the Board of Directors.

    Section 3.15. APPOINTMENT OF EXECUTIVE COMMITTEE. At the same meeting at which the Board of Directors selects the Chairman of the Board, the Board of Directors shall appoint an Executive Committee consisting of two (2) or more members, who shall serve at the pleasure of the Board of Directors. Such appointments shall be made by a majority of all the directors in office when the action is taken. Unless otherwise provided by the Act or further limited by a resolution of the Board of Directors, the Executive Committee may exercise all of the powers of the Board of Directors.

    Section 3.16. POWER TO APPOINT ADDITIONAL COMMITTEES OF THE BOARD. The Board of Directors shall have the power to designate, by resolution, one (1) or more additional committees and appoint members of the Board of Directors to serve on them. To the extent provided in such resolution, such committees may manage the business and affairs of the Company, unless otherwise provided by the Act. Each committee shall have two (2) or more members, who shall serve at the pleasure of the Board of Directors. A majority of the members of any committee of the Board of Directors will constitute a quorum for any committee action.

    Section 3.17. COMPENSATION. The Board of Directors may, by resolution, authorize the payment to directors of compensation for the performance of their duties. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. The Board of Directors may also, by resolution, authorize the reimbursement of expenses incurred by directors in the performance of their duties.

    Section 3.18. CONFLICTING INTEREST TRANSACTION. Any conflicting interest transaction shall be governed by Sections 30-1-860 through 30-1-863 of the Act.

                                   ARTICLE IV
                                    OFFICERS

    Section 4.1. GENERAL. The officers of the Company shall consist of a Chairman of the Board, a President, a Vice President, a Secretary, a Treasurer and such additional Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers and agents as the Board of Directors from time to time may deem advisable. Each such officer shall hold office for a term of one year or until his or her successor shall have been duly elected and qualified or until his or her earlier resignation, retirement, removal from office, incapacity or death. The Board of Directors may remove any officer or agent at any time, with or without cause, unless otherwise provided by the Act or the Restated Articles of Incorporation. One person may hold two or more offices, except the offices of President and Secretary.

    Section 4.2. CHAIRMAN OF THE BOARD. The Chairman of the Board shall be selected by and from the members of the Board of Directors. He or she shall conduct all meetings of the Board of Directors and shall perform all duties incident thereto.

    Section 4.3. PRESIDENT. The President shall have general and active management of the business of the Company and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall have the general powers and duties of supervision and management usually vested in the office of president of a corporation.

    Section 4.4. VICE PRESIDENTS. Each Vice President shall serve under the direction of the President and shall perform such other duties as the Board of Directors shall from time to time direct.

    Section 4.5. SECRETARY. The Secretary of the Company shall serve under the direction of the President and shall perform such other duties as the Board of Directors shall from time to time direct, unless otherwise provided by these Bylaws or determined by the Board of Directors. The Secretary shall be responsible for preparing minutes of the directors' and shareholders' meetings and for authenticating records of the Company. The Secretary shall safely keep in his or her custody the seal of the Company and shall have authority to affix the same to all instruments where its use is required. The Secretary shall give all notices required by the Act, these Bylaws or any resolution of the Board of Directors.

    Section 4.6. TREASURER. The Treasurer shall serve under the direction of the President and shall perform such other duties as the Board of Directors shall from time to time direct. The Treasurer shall have custody of all corporate funds and securities and shall keep in books belonging to the Company full and accurate accounts of all receipts and disbursements. The Treasurer shall deposit all monies, securities and other valuable effects in the name of the Company in such depositories as may be designated for that purpose by the Board of Directors and shall disburse the funds of the Company as may be ordered by the Board of Directors. The Treasurer shall upon request report to the Board of Directors on the financial condition of the Company.

    Section 4.7. ASSISTANT SECRETARY AND ASSISTANT TREASURER. The Assistant Secretary, in the absence or disability of the Secretary, shall perform the duties and exercise the powers of the Secretary. The Assistant Treasurer, in the absence or disability of the Treasurer, shall perform the duties and exercise the powers of the Treasurer.

                                   ARTICLE V
                              STOCK AND TRANSFERS

    Section 5.1. CERTIFICATES FOR SHARES. Subject to the provisions of Section 5.2, every shareholder shall be entitled to a certificate of the shares to which the shareholder has subscribed, and each certificate shall be signed, either manually or by facsimile, by any two (2) of the following: the Chairman of the Board, the President, the Treasurer and the Secretary. Such certificate may bear the seal of the Company or a facsimile thereof. Each certificate shall state the name of the Company, the number and class of shares and the designation of the series, if any, that the certificate represents. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person or entity were such officer, transfer agent or registrar at the date of issue.

    Section 5.2 SHARES WITHOUT CERTIFICATES. The Company shall have the power to authorize the issue of some or all of the shares of any or all of its classes or series without certificates. The authorization shall not affect shares already represented by certificates until they are surrendered to the Company. Within a reasonable time after the issue or transfer of shares without certificates, the Company shall send the shareholder a written statement of the information required on certificates by the Act.

    Section 5.3 TRANSFERABLE ONLY ON BOOKS OF THE COMPANY. Shares of the capital stock of the Company shall be transferred on the books of the Company only by the holder of the shares in person or by an attorney lawfully appointed in writing and upon surrender of the certificates, if any, for the shares. A record shall be made of every such transfer and issue. Whenever any transfer is made for collateral security and not absolutely, the fact shall be so expressed in the entry of such transfer.

    Section 5.4 STOCK LEDGER. The Company shall maintain a stock ledger that contains the name and address of each shareholder and the number of shares of each class of the capital stock that the shareholder holds. The stock ledger may be in written form or in any other form that can be converted within a reasonable time into written form for visual inspection.

    Section 5.5 REGISTERED SHAREHOLDERS. The Company shall have the right to treat the registered holder of any share of its capital stock as the absolute owner of such share and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not the Company shall have express or other notice thereof, unless otherwise required by any applicable law.

                                   ARTICLE VI
                                INDEMNIFICATION

    Section 6.1. DEFINED TERMS. Capitalized terms used in this Article VI that are defined in Section 30-1-850 of the Act shall have the meaning given to such terms under Section 30-1-850 of the Act.

    Section 6.2. INSURANCE. The Company shall have the power to purchase and maintain insurance, in such amounts as the Board of Directors may deem appropriate, on behalf of any person who is a Director, Officer, employee or agent against Liability and Expenses in connection with any Proceeding, to the extent permitted under any applicable law.

    Section 6.3. AGREEMENTS. The Company may enter into an indemnification agreement with any Director, Officer, employee or agent, to the extent permitted under any applicable law.

    Section 6.4. AMENDMENTS. Any amendment or repeal of this Article VI shall not be retroactive in effect.

    Section 6.5. SEVERABILITY. In case any provision in this Article VI shall be determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances.

                                  ARTICLE VII
                              AMENDMENT OF BYLAWS

    Section 7.1. AMENDMENT BY THE BOARD OF DIRECTORS. These Bylaws may be amended, altered, changed, added to, repealed or substituted by the affirmative vote of a majority of the Board of Directors, unless the Restated Articles of Incorporation, these Bylaws or the Act provide otherwise.

    Section 7.2. AMENDMENT BY THE SHAREHOLDERS. Subject to the provisions of
Section 7.3, these Bylaws may be amended, altered, changed, added to, repealed or substituted by the affirmative vote of a majority of all shares entitled to vote thereon, if notice of the proposed amendment, alteration, change, addition, repeal or substitution is contained in the notice of the meeting.

    Section 7.3. AMENDMENT OF CERTAIN PROVISIONS. Notwithstanding any other provision of these Bylaws, (i) any amendment, alteration, change, addition, repeal or substitution of this Section 7.3, Section 2.9 or Article III of these Bylaws by the shareholders shall require the affirmative vote of two-thirds of all shares entitled to vote thereon; and (ii) no change of the date for the annual meeting of the shareholders shall be made by the shareholders within the 30-day period preceding the date designated for the annual meeting pursuant to
Section 2.l, unless consented to in writing, as provided in Section 2.10, or approved at any meeting of the shareholders by a majority of all shares entitled to vote thereon.

                                   EXHIBIT D

                      PART 13 "DISSENTERS' RIGHTS" OF THE
                         IDAHO BUSINESS CORPORATION ACT

30-1-1301 DEFINITIONS.--IN THIS PART:

    (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

    (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 30-1-1302, Idaho Code, and who exercises that right when and in the manner required by sections 30-1-1320 through 30-1-1328, Idaho Code.

    (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

    (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

    (5) "Record shareholder" means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    (7) "Shareholder" means the record shareholder or the beneficial shareholder.

30-1-1302 RIGHT TO DISSENT.--(1)

    A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

    (a) Consummation of a plan of merger to which the corporation is a party:

        (i) If shareholder approval is required for the merger by section 30-1-1103, Idaho Code, or the articles of incorporation and the shareholder is entitled to vote on the merger; or

        (ii) If the corporation is a subsidiary that is merged with its parent under section 30-1-1104, Idaho Code;

    (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale;

    (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

        (i) Alters or abolishes a preferential right of the shares;

        (ii) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

        (iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

        (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

        (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 30-1-604, Idaho Code; or

    (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    (2) A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

    (3) This section does not apply to the holders of shares of any class or series if the shares of the class or series are redeemable securities issued by a registered investment company as defined pursuant to the investment company act of 1940 (15 U.S.C. 80a-15 U.S.C. 80a-64).

    (4) Unless the articles of incorporation of the corporation provide otherwise, this section does not apply to the holders of shares of a class or series if the shares of the class or series were registered on a national securities exchange, were listed on the national market systems of the national association of securities dealers automated quotation system or were held of record by at least two thousand (2,000) shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action.

30-1-1303 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--

    (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

    (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

    (a) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    (b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

30-1-1304-30-1-1319 [RESERVED.]

30-1-1320 NOTICE OF DISSENTERS' RIGHTS.--

    (1) If proposed corporate action creating dissenters' rights under section 30-1-1302, Idaho Code, is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this part and be accompanied by a copy of this part.

    (2) If corporate action creating dissenters' rights under section 30-1-1302, Idaho Code, is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 30-1-1322, Idaho Code.

30-1-1321 NOTICE OF INTENT TO DEMAND PAYMENT.--

    (1) If proposed corporate action creating dissenters' rights under section 30-1-1302, Idaho Code, is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

    (a) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

    (b) Must not vote his shares in favor of the proposed action.

    (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for his shares under this part.

30-1-1322 DISSENTERS' NOTICE.--

    (1) If proposed corporate action creating dissenters' rights under section 30-1-1302, Idaho Code, is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 30-1-1321, Idaho Code.

    (2) The dissenters' notice must be sent no later than ten (10) days after the corporate action was taken, and must:

    (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

    (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

    (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice in subsection (1) of this section is delivered; and

    (e) Be accompanied by a copy of this part.

30-1-1323 DUTY TO DEMAND PAYMENT.--

    (1) A shareholder sent a dissenters' notice described in section 30-1-1322, Idaho Code, must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 30-1-1322(2)(c), Idaho Code, and, with respect to any certificated shares, deposit his certificates in accordance with the terms of the notice.

    (2) The shareholder who demands payment and, with respect to any certificated shares, deposits his share certificates under subsection (1) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

    (3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this part.

30-1-1324 SHARE RESTRICTIONS.--

    (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 30-1-1326, Idaho Code.

    (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

30-1-1325 PAYMENT.--

    (1) Except as provided in section 30-1-1327, Idaho Code, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 30-1-1323, Idaho Code, the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

    (2) The payment must be accompanied by:

    (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    (b) A statement of the corporation's estimate of the fair value of the shares;

    (c) An explanation of how the interest was calculated;

    (d) A statement of the dissenter's right to demand payment under section 30-1-1328, Idaho Code; and

    (e) A copy of this part.

30-1-1326 FAILURE TO TAKE ACTION.--

    (1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 30-1-1322, Idaho Code, and repeat the payment demand procedure.

30-1-1327 AFTER-ACQUIRED SHARES.--

    (1) A corporation may elect to withhold payment required by section 30-1-1325, Idaho Code, from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

    (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 30-1-1328, Idaho Code.

30-1-1328 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.--

    (1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 30-1-1325, Idaho Code, or reject the corporation's offer under section 30-1-1327, Idaho Code, and demand payment of the fair value of his shares and interest due, if:

    (a) The dissenter believes that the amount paid under section 30-1-1325, Idaho Code, or offered under section 30-1-1327, Idaho Code, is less than the fair value of his shares or that the interest due is incorrectly calculated;

    (b) The corporation fails to make payment under section 30-1-1325, Idaho Code, within sixty (60) days after the date set for demanding payment; or

    (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

    (2) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

30-1-1329 [RESERVED.]

30-1-1330 COURT ACTION TO DETERMINE SHARE VALUE.--

    (1) If a demand for payment under section 30-1-1328, Idaho Code, remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (2) The corporation shall commence the proceeding in the Idaho district court of the county where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

    (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    (5) Each dissenter made a party to the proceeding is entitled to judgment:

    (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

    (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 30-1-1327, Idaho Code.

30-1-1331 COURT COSTS AND COUNSEL FEES.--

    (1) The court in an appraisal proceeding commenced under section 30-1-1330, Idaho Code, shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 30-1-1328, Idaho Code.

    (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

    (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 30-1-1320 through 30-1-1328, Idaho Code; or

    (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

    (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to dissenters who were benefited.

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 30-1-850 ET SEQ. of the Idaho Business Corporation Act (the "Act") provide for indemnification of the Registrant's directors, officers, employees and agents in a variety of circumstances.

    Article VIII of the Registrant's Restated Articles of Incorporation provides that the Registrant shall indemnify its directors and officers against liability and expenses and shall advance expenses to its directors and officers in connection with any proceeding to the fullest extent permitted by the Act as now in effect or as it may be amended or substituted from time to time. Article VI of the Amended Bylaws of the Registrant provides that the Registrant shall have the power to purchase insurance on behalf of any director, officer, employee or agent against liability and expenses in connection with any proceeding, to the extent permitted under applicable law. Article VI further provides that the Registrant may enter into indemnification agreements with any director, officer, employee or agent to the extent permitted under any applicable law.

    Upon effectiveness of the Exchange, the Registrant expects to have in effect liability insurance protecting its directors and officers against liability by reason of their being or having been directors or officers. In addition, the Registrant intends to enter into indemnification agreements with its directors and officers to provide for indemnification to the maximum extent permitted by law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

    (a) The following exhibits are filed herewith:

2           Agreement and Plan of Exchange, dated as of February 2, 1998 (Exhibit A to the
              Proxy Statement and Prospectus).

3(a)        Restated Articles of Incorporation of IDACORP, Inc. (Exhibit B to the Proxy
              Statement and Prospectus).

3(b)        Bylaws of Idaho Power Holding Company (IDACORP, Inc.)

3(c)        Amended Bylaws of IDACORP, Inc. (Exhibit C to the Proxy Statement and
              Prospectus).

3(d)        Restated Articles of Incorporation of Idaho Power Company, as filed with the
              Secretary of State of Idaho on June 30, 1989.

3(e)        Statement of Resolution Establishing Terms of Flexible Auction Series A, Serial
              Preferred Stock, Without Par Value (cumulative stated value of $100,000 per share), of Idaho Power Company, as filed with the Secretary of State of Idaho on November 5, 1991.

3(f)        Statement of Resolution Establishing Terms of 7.07% Serial Preferred Stock,
              Without Par Value (cumulative stated value of $100 per share) of Idaho Power
              Company, as filed with the Secretary of State of Idaho on June 30, 1993.

3(g)        Waiver resolution to Restated Articles of Incorporation of Idaho Power Company
              adopted by shareholders on May 1, 1991.

3(h)        By-laws of Idaho Power Company, as amended on June 30, 1989.

5(a)        Opinion of Robert W. Stahman, Esq.

5(b) and 8  Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

23(a)       Consent of Robert W. Stahman, Esq. (included as part of Exhibit 5(a)).

23(b)       Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included as part of Exhibit
              5(b) and 8).

23(c)       Consent of Deloitte & Touche LLP.

24          Power of Attorney (included on page II-3).

99          Form of Proxy.

    (b) The financial statement schedule is incorporated by reference from Idaho Power Company's Annual Report on Form 10-K for the year ended December 31, 1997.

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (3) That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby authorizes any agent for service named in this registration statement to execute in the name of each such person, and to file with the Commission, any and all amendments, including post-effective amendments, to the registration statement, and appoints any such agent for service as attorney-in-fact to sign in his behalf individually and in each capacity stated below and file any such amendments to the registration statement and the issuer hereby confers like authority to sign and file in its behalf.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boise, and State of Idaho, on the 13th day of March, 1998.

                                IDACORP, INC.

                                By             /s/ JOSEPH W. MARSHALL
                                       -------------------------------------
                                                 Joseph W. Marshall
                                               CHAIRMAN OF THE BOARD

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
    /s/ JOSEPH W. MARSHALL      Chairman of the Board          March 13, 1998
------------------------------    (Principal Executive
     (Joseph W. Marshall)         Officer)
     /s/ JAN B. PACKWOOD        President and Director         March 13, 1998
------------------------------
      (Jan B. Packwood)
                                Vice President and           March 13, 1998
      /s/ J. LAMONT KEEN          Treasurer (Principal
------------------------------    Financial and Accounting
       (J. LaMont Keen)           Officer)

                                 EXHIBIT INDEX

   EXHIBIT                                                                                                    PAGE
   NUMBER                                                                                                    NUMBER
-------------                                                                                             -------------

2              Agreement and Plan of Exchange, dated as of February 2, 1998 (Exhibit A to the Proxy
                 Statement and Prospectus).

3(a)           Restated Articles of Incorporation of IDACORP, Inc. (Exhibit B to the Proxy Statement and
                 Prospectus).

3(b)           Bylaws of Idaho Power Holding Company (IDACORP, Inc.).

3(c)           Amended Bylaws of IDACORP, Inc. (Exhibit C to the Proxy Statement and Prospectus).

3(d)           Restated Articles of Incorporation of Idaho Power Company, as filed with the Secretary of
                 State of Idaho on June 30, 1989.

3(e)           Statement of Resolution Establishing Terms of Flexible Auction Series A, Serial Preferred
                 Stock, Without Par Value (cumulative stated value of $100,000 per share), of Idaho
                 Power Company, as filed with the Secretary of State of Idaho on November 5, 1991.

3(f)           Statement of Resolution Establishing Terms of 7.07% Serial Preferred Stock, Without Par
                 Value (cumulative stated value of $100 per share) of Idaho Power Company, as filed with the Secretary of State of Idaho on June 30, 1993.

3(g)           Waiver resolution to Restated Articles of Incorporation of Idaho Power Company adopted by shareholders on May 1, 1991.

3(h)           By-laws of Idaho Power Company, as amended on June 30, 1989.

5(a)           Opinion of Robert W. Stahman, Esq.

5(b) and 8     Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

23(a)          Consent of Robert W. Stahman, Esq. (included as part of Exhibit 5(a)).

23(b)          Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included as part of Exhibit 5(b) and
                 8).

23(c)          Consent of Deloitte & Touche LLP.

24             Power of Attorney (included on page II-3).

99             Form of Proxy.